UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, S-8 No. 333-183892, and 333-183893) and Form F-10 (File No. 333-175033) and the Registration Statement of Canadian Pacific Railway Company on Form F-9 (File No. 333-175032).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: October 24, 2012		Signed: /s/ Paul Bachand
	By:	Name: Paul Bachand
Title: Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: October 24, 2012		Signed: /s/ Paul Bachand
	By:	Name: Paul Bachand
Title: Associate Corporate Secretary

Canadian Pacific

Third Quarter Report 2012

Release: Immediate October 24, 2012

PROGRESS UNDERWAY – CANADIAN PACIFIC ANNOUNCES IMPROVED THIRD-QUARTER 2012 RESULTS

CALGARY – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced its third-quarter 2012 results with reported net income of $224 million, an increase of $37 million, or 20 per cent and diluted earnings per share of $1.30, an increase of $0.20, or 18 per cent, when compared to third-quarter 2011.

For the nine months of 2012 Canadian Pacific’s net income was $469 million, an increase of $120 million, or 34 per cent and diluted earnings per share of $2.72, an increase of $0.68, or 33 per cent, when compared to the same period last year.

E. Hunter Harrison, President and Chief Executive Officer said, “Momentum is building at Canadian Pacific. We have implemented new services; closed terminals and certain yard operations; and we’ve put a new leadership team in place. The team has made significant progress on operational improvements, controlling costs and on delivering results. And this is just the beginning.”

THIRD-QUARTER 2012 RESULTS COMPARED WITH THIRD-QUARTER 2011

•	Total revenues were $1.5 billion, an increase of $110 million or 8 per cent

•	Operating expenses were $1.1 billion, an increase of $58 million or 6 per cent

•	Operating income was $376 million, an increase of $52 million or 16 per cent

•	Operating ratio was 74.1 per cent, an improvement of 170 basis points

Conference Call Information

CP will discuss its results with analysts in a conference call beginning at 11:00 a.m. Eastern time (9:00 a.m. Mountain time) on October 24, 2012.

Conference call access

Toronto participants dial in number: (647) 427-7452

Operator assisted toll free dial in number: 1-888-231-8193

Callers should dial in 10 minutes prior to the call

Webcast

For those with Internet access we encourage you to listen via CP’s website at www.cpr.ca. To access the webcast and the presentation material, click on “Invest In CP” tab.

A replay of the conference call will be available by phone through November 21, 2012 at 416-849- 0833 or toll free 1-855-859-2056, password 35137957. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

About Canadian Pacific

Canadian Pacific (CP: TSX)(NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.cpr.ca to learn more.

Contacts:

Media	Investment Community
Ed Greenberg	Janet Weiss
Tel.: 612-849-4717	Tel.: 403-319-3591
24/7 Media Pager: 855-242-3674 email: ed_greenberg@cpr.ca	email: investor@cpr.ca

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2012	2011	2012	2011
Revenues
Freight	$1,414	$1,309	$4,086	$3,677
Other	37	32	107	92

Total revenues	1,451	1,341	4,193	3,769
Operating expenses
Compensation and benefits (Notes 8 and 11)	371	336	1,128	1,037
Fuel	232	238	743	701
Materials	57	56	178	185
Equipment rents	52	53	158	158
Depreciation and amortization	137	123	399	367
Purchased services and other (Notes 10 and 11)	226	211	698	657

Total operating expenses	1,075	1,017	3,304	3,105

Operating income	376	324	889	664
Less:
Other income and charges	2	14	34	8
Net interest expense	69	64	207	191

Income before income tax expense	305	246	648	465

Income tax expense (Note 3)	81	59	179	116

Net income	$224	$187	$469	$349

Earnings per share (Note 4)
Basic earnings per share	$1.31	$1.10	$2.74	$2.06
Diluted earnings per share	$1.30	$1.10	$2.72	$2.04

Weighted-average number of shares (millions)
Basic	172.2	169.4	171.3	169.4
Diluted	173.4	170.5	172.6	170.6

Dividends declared per share	$0.3500	$0.3000	$1.0000	$0.8700

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2012	2011	2012	2011

Net income	$224	$187	$469	$349

Net gain (loss) in foreign currency translation adjustments, net of hedging activities	14	(7)	12	(7)

Change in derivatives designated as cash flow hedges	9	(2)	11	(5)

Change in defined benefit pension and post-retirement plans	53	40	161	115

Other comprehensive income before income taxes	76	31	184	103

Income tax (expense) recovery	(30)	21	(58)	(9)

Other comprehensive income	46	52	126	94

Comprehensive income	$270	$239	$595	$443

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	September 30 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents	$207	$47
Accounts receivable, net	533	518
Materials and supplies	142	138
Deferred income taxes	175	101
Other current assets	61	52

	1,118	856

Investments (Note 6)	87	167
Net properties	12,967	12,752
Goodwill and intangible assets	185	192
Other assets	134	143

Total assets	$14,491	$14,110

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$—	$27
Accounts payable and accrued liabilities	1,047	1,133
Long-term debt maturing within one year	54	50

	1,101	1,210

Pension and other benefit liabilities (Note 8)	1,174	1,372
Other long-term liabilities	306	365
Long-term debt (Note 5)	4,602	4,695
Deferred income taxes	2,077	1,819

Total liabilities	9,260	9,461

Shareholders’ equity
Share capital	2,042	1,854
Additional paid-in capital	57	86
Accumulated other comprehensive loss	(2,610)	(2,736)
Retained earnings	5,742	5,445

	5,231	4,649

Total liabilities and shareholders’ equity	$14,491	$14,110

Commitments and contingencies (Note 9)

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2012	2011	2012	2011
Operating activities
Net income	$224	$187	$469	$349
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	137	123	399	367
Deferred income taxes (Note 3)	68	59	162	119
Pension funding in excess of expense (Note 8)	(14)	(16)	(44)	(40)
Other operating activities, net	(58)	(34)	(81)	(47)
Change in non-cash working capital balances related to operations	(25)	6	(46)	(75)

Cash provided by operating activities	332	325	859	673

Investing activities
Additions to properties	(287)	(352)	(812)	(704)
Proceeds from the sale of properties and other assets (Note 6)	76	20	138	41
Other	—	(6)	(1)	(7)

Cash used in investing activities	(211)	(338)	(675)	(670)

Financing activities
Dividends paid	(60)	(50)	(162)	(142)
Issuance of common shares (Note 7)	81	2	136	13
Issuance of long-term debt (Note 5)	—	—	71	—
Repayment of long-term debt	(16)	(126)	(41)	(144)
Net decrease in short-term borrowing	—	—	(27)	—

Cash provided by (used in) financing activities	5	(174)	(23)	(273)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(1)	16	(1)	6

Cash position
Increase (decrease) in cash and cash equivalents	125	(171)	160	(264)
Cash and cash equivalents at beginning of period	82	268	47	361

Cash and cash equivalents at end of period	$207	$97	$207	$97

Supplemental disclosures of cash flow information:
Income taxes (refunded) paid	$(1)	$—	$(8)	$3
Interest paid	$60	$40	$194	$180

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	469	469
Other comprehensive income	—	—	—	126	—	126
Dividends declared	—	—	—	—	(172)	(172)
Effect of stock-based compensation expense	—	—	21	—	—	21
Shares issued under stock option plans (Note 7)	2.8	188	(50)	—	—	138

Balance at September 30, 2012	172.8	$2,042	$57	$(2,610)	$5,742	$5,231

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2011	169.2	$1,813	$24	$(2,086)	$5,073	$4,824
Net income	—	—	—	—	349	349
Other comprehensive income	—	—	—	94	—	94
Dividends declared	—	—	—	—	(148)	(148)
Effect of stock-based compensation expense	—	—	13	—	—	13
Changes to stock-based compensation awards (Note 7)	—	—	54	—	—	54
Shares issued under stock option plans	0.3	16	(2)	—	—	14

Balance at September 30, 2011	169.5	$1,829	$89	$(1,992)	$5,274	$5,200

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2011 consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2011 consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Fair value measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not impact the results of operations or financial position but resulted in increased note disclosure (see Note 6).

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company has elected to present items of net income and other comprehensive income in two separate, but consecutive, statements as opposed to one continuous statement. With FASB’s deferral of certain aspects of this accounting standard update in December 2011 and as the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption did not impact the results of operations or financial position.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. For 2012, the Company has not elected this option for the test of goodwill for impairment. As it does not change how a goodwill impairment loss is measured, the adoption of the guidance would not impact the results of operations and financial position.

3	Income taxes

During the second quarter of 2012, legislation was enacted to cancel the previously planned province of Ontario’s corporate income tax rate reductions. As a result of these changes, the Company recorded an income tax expense of $11 million in the second quarter of 2012, based on its deferred income tax balances as at December 31, 2011.

	For the three months ended September 30		For the nine months ended September 30
(in millions of Canadian dollars)	2012	2011	2012	2011
Current income tax expense (recovery)	$13	$—	$17	$(3)
Deferred income tax expense	68	59	162	119

Income tax expense	$81	$59	$179	$116

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

3	Income taxes (continued)

The effective income tax rate for the three and nine months ended September 30, 2012 was 26.6% and 27.6%, respectively, (three and nine months ended September 30, 2011 – 24.0% and 24.9%, respectively) and the changes in tax rates are primarily due to the change in the province of Ontario’s corporate income tax rate.

4	Earnings per share

At September 30, 2012, the number of shares outstanding was 172.8 million (September 30, 2011 – 169.5 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended September 30		For the nine months ended September 30
(in millions)	2012	2011	2012	2011
Weighted-average shares outstanding	172.2	169.4	171.3	169.4
Dilutive effect of stock options	1.2	1.1	1.3	1.2

Weighted-average diluted shares outstanding	173.4	170.5	172.6	170.6

For the three and nine months ended September 30, 2012, there were no options and 208,667 options, respectively, excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2011 – 2,305,458 and 1,739,167, respectively).

5	Long-term debt

During the first quarter of 2012, the Company issued US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million. These Notes are secured by locomotives previously acquired by the Company with a carrying value of $70 million at September 30, 2012. The Company pays equal blended semi-annual payments of principal and interest up to and including March 2027. Final repayment of the remaining principal of US$35 million is due in March 2027.

6	Financial instruments

A.	Fair values of financial instruments

GAAP establishes a fair value hierarchy that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,587 million at September 30, 2012 (December 31, 2011 – $5,314 million) with a carrying value of $4,656 million (December 31, 2011 – $4,745 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

6	Financial instruments (continued)

expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below:

Long-term floating rate notes

During the third quarter of 2012, the Company sold its remaining investment in long-term floating rate notes (Master Asset Vehicle (“MAV”) 2 Class A-1 Notes) which had a carrying value of $48 million (original cost – $59 million) for proceeds and interest of $48 million.

During the first quarter of 2012, the Company sold all of its MAV 2 Class A-2 Notes which had a carrying value of $33 million (original cost – $46 million) for proceeds and interest of $33 million.

At September 30, 2012, the Company had no remaining investment in long-term floating rate notes (December 31, 2011 – carrying value $79 million, being the estimated fair value of the notes, reported in “Investments”).

Accretion, redemption of notes and other minor changes in market assumptions resulted in a negligible net gain in the three months ended September 30, 2012 and a net gain of $2 million in the nine months ended September 30, 2012, respectively (three and nine months ended September 30, 2011 – gains of $4 million and $14 million, respectively) which were reported in “Other income and charges”.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes during 2012 were similar with that used at December 31, 2011, and incorporated probability weighted discounted cash flows considered the best available public information regarding market conditions and other factors that a market participant would have considered for such investments.

B.	Financial risk management

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

6	Financial instruments (continued)

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and nine months ended September 30, 2012 was an unrealized foreign exchange gain of $112 million and $106 million, respectively (three and nine months ended September 30, 2011 – unrealized loss of $238 million and $148 million, respectively). There was no ineffectiveness for the three and nine months ended September 30, 2012, and comparative periods.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At September 30, 2012, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. At September 30, 2011, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three and nine months ended September 30, 2012, an unrealized foreign exchange loss of $8 million and $7 million, respectively (three months and nine months ended September 30, 2011 – unrealized gain of $19 million and $14 million, respectively) was recorded in “Other income and charges” in relation to these derivatives. These losses in 2012 recorded in “Other income and charges” were largely offset by the unrealized gains on the underlying debt which the derivatives were designated to hedge. Similarly, the gains in 2011 were largely offset by the unrealized losses on the underlying debt.

At September 30, 2012, the unrealized gain derived from these FX forwards was $5 million which was included in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized loss of $1 million in “Retained earnings”. At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in “Other assets” with the offset reflected as an unrealized loss of $1 million in “Accumulated other comprehensive loss” and as an unrealized gain of $7 million in “Retained earnings”.

During the three months ended September 30, 2011, in anticipation of a cash tender to offer to redeem the Company’s US$101 million 5.75% May 2013 Notes, the Company unwound a similar amount of FX forward contracts to fix the exchange rate on these Notes for total proceeds of $2 million.

At September 30, 2012, the Company expected that, during the next twelve months, unrealized pre-tax losses of $3 million would be reclassified to “Other income and charges”.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

6	Financial instruments (continued)

Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

At September 30, 2012 and December 31, 2011, the Company had no outstanding interest rate swaps.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Energy futures

At September 30, 2012, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 20 million U.S. gallons during the period October 2012 to September 2013 at an average price of $3.01 per U.S. gallon. This represents approximately 7% of estimated fuel purchases for this period. At September 30, 2012, the unrealized gain on these futures contracts was $1 million (December 31, 2011 – unrealized loss $3 million) and was reflected in “Other current assets” (December 31, 2011 – “Accounts payable and accrued liabilities”) with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheets.

During the three and nine months ended September 30, 2012, the impact of settled commodity swaps decreased “Fuel” expense by $1 million and $1 million, respectively, as a result of realized gains on diesel swaps. During the three and nine months ended September 30, 2011, these swaps decreased “Fuel” expense by $1 million and $8 million, respectively, as a result of realized gains. At September 30, 2012, the Company expected that, during the next twelve months, $1 million of unrealized pre-tax holding gains on diesel future contracts would be realized and recognized in “Fuel” expense as a result of these derivatives being settled.

Stock-based compensation expense management

Total Return Swaps (“TRS”)

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense when the Company’s share price rises.

The TRS was a derivative that provided a gain to offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price declined. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by the compensation expense reductions, which would reduce the effectiveness of the swap. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurred.

During the nine months ended September 30, 2012, the Company exited the TRS program and unwound 0.6 million of its remaining share units for proceeds of $3 million. During the same period of 2011, the program was reduced by 0.5 million share units at minimal cost. At September 30, 2012, the Company had no share units (December 31, 2011 – 0.6 million) remaining in the TRS.

7	Stock-based compensation

At September 30, 2012, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans, which are remeasured to fair value quarterly based on share price and vesting conditions, and an employee stock savings plan. These plans resulted in an expense of $12 million for the three months ended September 30, 2012 and an expense of $38 million for the nine months

12

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

7	Stock-based compensation (continued)

ended September 30, 2012 (three and nine months ended September 30, 2011 expense recovery of $9 million and expense of $6 million, respectively). Most of the stock-based compensation plans include a provision whereby vesting is accelerated should certain changes in the composition of the Board of Directors occur. These provisions were triggered on June 26, 2012 and the recognition of the revised vesting terms as outlined in the stock-based compensation plans resulted in a credit to “Compensation and benefits” of $8 million in the second quarter of 2012. RSUs and TSARs were not impacted by this change and for DSUs 14,080 units were subject to immediate vesting. The impact discussed above on options and performance share units is outlined in more detail below.

Regular options

In the nine months ended September 30, 2012, under CP’s stock option plans, the Company issued 1,236,100 regular options, including options granted upon management transition (see Note 11) at the weighted-average price of $74.48 per share, based on the last closing price immediately prior to the grant. Pursuant to the employee plans, these regular options vest between 12 and 48 months after the grant date, and will expire after 10 years. Certain of these options granted are only exercisable after employment is terminated.

The recent changes to the composition of the Board triggered the immediate vesting on June 26, 2012 of all unvested regular options granted prior to 2012, 4,000 unvested options granted in 2012, and all unvested performance options. As at September 30, 2012, 3,897,583 options are exercisable.

During the nine months ended September 30, 2012, 2,812,990 options, were exercised for cash proceeds of $136 million.

Under the fair value method, the fair value at the grant date of the regular options issued in the nine months ended September 30, 2012 was $22 million. The weighted-average fair value assumptions were approximately:

For the nine months ended September 30, 2012
Grant price	$74.48
Expected option life (years) (1)	5.99
Risk-free interest rate (2)	1.48%
Expected stock price volatility (3)	31%
Expected annual dividends per share (4)	$1.40
Expected forfeiture rate (5)	1.00%
Weighted-average grant date fair value of regular options granted during the period	$17.66

(1)

Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the nine months ended September 30, 2012, the Company issued 278,670 PSUs with a grant date fair value of $21 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs

13

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

7	Stock-based compensation (continued)

is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Recent changes to the Board also resulted in the immediate vesting of a pro-rata portion of all unvested PSUs during the second quarter of 2012. The number of units that vested was based on the number of months of the total performance period that had passed and the fair value of the units to be settled was based on the average closing price of the 30 trading days prior to June 26, 2012. The payout of $31 million occurred in the third quarter of 2012.

The performance period for the first grant of PSUs issued in 2009 ended December 31, 2011. These PSUs are earned based on the Total Shareholder Return (“TSR”) compared to the S&P/TSX60 index, and Return on Capital Employed (“ROCE”). The TSR for the three-year period exceeded target, while ROCE targets were not met. The TSR component of the plan resulted in a total PSU payout equal to 200% for half of the award, in effect resulting in a target payout. The payout of $24 million occurred in March 2012 and was calculated using the Company’s average share price during the last 30 trading days ending on December 31, 2011.

Deferred share unit (“DSU”) plan

In the nine months ended September 30, 2012, the Company granted 179,713 DSUs with a grant date fair value of $14 million. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. In the nine months ended September 30, 2012, $5 million in DSUs were paid out.

Restricted share unit (“RSU”) plan

In the nine months ended September 30, 2012, the Company granted 113,408 RSUs with a grant date fair value of $9 million. RSUs are subject to time vesting over various periods of up to 36 months. An expense to income for RSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

Tandem share appreciation rights (“TSARs”)

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. During the first quarter of 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($70 million) and the recognized deferred tax asset ($18 million) to “Additional paid-in capital”. During the third quarter of 2011, the Company cancelled a further 0.3 million SARs and reclassified the fair value of the previously recognized liability ($2 million) and the recognized deferred tax asset ($1 million) to “Additional paid-in capital”. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted average fair value of the units cancelled during the first and third quarters of 2011 was $25.36 per unit and $10.21 per unit, respectively.

8	Pensions and other benefits

In the three and nine months ended September 30, 2012, the Company made contributions of $24 million and $74 million, respectively (2011 – $27 million and $74 million, respectively) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and nine months ended September 30, 2012, included the following components:

14

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

8	Pensions and other benefits (continued)

	For the three months ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011

Current service cost (benefits earned by employees in the period)	$33	$26	$5	$4
Interest cost on benefit obligation	113	115	6	6
Expected return on fund assets	(188)	(168)	—	—
Recognized net actuarial loss	52	35	1	1
Amortization of prior service costs	—	3	—	—

Net periodic benefit cost	$10	$11	$12	$11

	For the nine months ended September 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011

Current service cost (benefits earned by employees in the period)	$99	$78	$14	$12
Interest cost on benefit obligation	339	345	18	19
Expected return on fund assets	(564)	(505)	—	—
Recognized net actuarial loss	156	106	5	4
Amortization of prior service costs	—	10	—	(1)

Net periodic benefit cost	$30	$34	$37	$34

9	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2012 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At September 30, 2012, the Company had committed to total future capital expenditures amounting to $343 million and supplier purchases amounting to approximately $1.7 billion for the years 2012-2031.

Minimum payments under operating leases were estimated at $744 million in aggregate, with annual payments in each of the five years following 2012 of (in millions): 2013 – $138; 2014 – $106; 2015 – $91; 2016 – $70 and 2017 – $53.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known,

15

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

9	Commitments and contingencies (continued)

environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and nine months ended September 30, 2012 was $1 million and $2 million, respectively (three and nine months ended September 30, 2011 – recovery of $1 million and expense of $1 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at September 30, 2012 was $92 million (December 31, 2011 – $ 97 million). Payments are expected to be made over 10 years to 2022.

The Dakota, Minnesota & Eastern Railroad Corporation was purchased for $1.5 billion resulting in goodwill of $150 million (US$147 million) as at September 30, 2012. Future contingent payments of up to approximately US$1.2 billion consisting of US$447 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$780 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price.

10	Insurance recovery

In 2010, the Company suffered losses due to flooding in southern Alberta and Saskatchewan. An amount of $12 million for business interruption insurance recoveries was recognized in “Purchased services and other” in the first quarter of 2012. In addition, in the fourth quarter of 2011 the Company recorded $5 million of insurance recoveries with respect to the same incident.

11	Management transition

On May 17, 2012, Mr. Fred Green resigned as a director from the Board of Directors and left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer and served in that role until June 28, 2012.

On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer. As a result of the appointment of Mr. Harrison, the Company recorded a charge of $38 million with respect to compensation and other transition costs, including $2 million of associated costs, in the second quarter of 2012. This charge was recorded in “Compensation and benefits” and “Purchased services and other”, $16 million and $22 million, respectively.

Included in this charge were amounts totalling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million to Pershing Square Capital Management, L.P. (“Pershing Square”) and related entities. Pershing Square and related entities own or control approximately 14% of the Company’s outstanding shares, and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount payable to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to or incurred on behalf of Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. Reimbursement on behalf of Mr. Harrison was a precondition of Mr. Harrison accepting the Company’s offer of employment. As a result of the payment, the Company would be entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, which will allow the Company to recover to the extent of Mr. Harrison’s success in those proceedings. The Company may also receive repayment in other circumstances in the event of certain breaches of Mr. Harrison’s employment obligations to it. Mr. Harrison was also granted stock options and DSUs upon commencing employment that had a grant date fair value of $12 million (see Note 7).

16

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2012

(unaudited)

11	Management transition (continued)

In addition, the Company agreed to indemnify Mr. Harrison for certain other amounts, to a maximum of $3 million plus legal fees. No amount has been accrued at September 30, 2012.

The Company also recorded a charge of $4 million in the second quarter of 2012 with respect to a retirement allowance for Mr. Green.

17

Summary of Rail Data

Third Quarter						Year-to-date
2012	2011	Fav/ (Unfav)		%	Financial (millions, except per share data)	2012	2011	Fav/ (Unfav)		%

					Revenues
$1,414	$1,309	$105		8	Freight revenue	$4,086	$3,677	$409		11
37	32	5		16	Other revenue	107	92	15		16

1,451	1,341	110		8	Total revenues	4,193	3,769	424		11

					Operating expenses
371	336	(35)		(10)	Compensation and benefits	1,128	1,037	(91)		(9)
232	238	6		3	Fuel	743	701	(42)		(6)
57	56	(1)		(2)	Materials	178	185	7		4
52	53	1		2	Equipment rents	158	158	—		—
137	123	(14)		(11)	Depreciation and amortization	399	367	(32)		(9)
226	211	(15)		(7)	Purchased services and other	698	657	(41)		(6)

1,075	1,017	(58)		(6)	Total operating expenses (OE)	3,304	3,105	(199)		(6)

376	324	52		16	Operating income	889	664	225		34

					Less:

2	14	12		86	Other income and charges	34	8	(26)		—
69	64	(5)		(8)	Net interest expense	207	191	(16)		(8)

305	246	59		24	Income before income tax expense	648	465	183		39

81	59	(22)		(37)	Income tax expense	179	116	(63)		(54)

$224	$187	$37		20	Net income	$469	$349	$120		34

74.1	75.8	1.7	170	bps	Operating ratio (%)	78.8	82.4	3.6	360	bps

$1.31	$1.10	$0.21		19	Basic earnings per share	$2.74	$2.06	$0.68		33

$1.30	$1.10	$0.20		18	Diluted earnings per share	$2.72	$2.04	$0.68		33

					Shares Outstanding

172.2	169.4	2.8		2	Weighted average number of shares outstanding (millions)	171.3	169.4	1.9		1

173.4	170.5	2.9		2	Weighted average number of diluted shares outstanding (millions)	172.6	170.6	2.0		1

					Foreign Exchange

1.00	1.03	0.03		3	Average foreign exchange rate (US$/Canadian$)	1.00	1.03	0.03		3

1.00	0.97	0.03		3	Average foreign exchange rate (Canadian$/US$)	1.00	0.97	0.03		3

18

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2012	2011	Fav/ (Unfav)%			2012	2011	Fav/ (Unfav)%

				Commodity Data

				Freight Revenues (millions)
$296	$290	$6	2	- Grain	$817	$777	$40	5
161	147	14	10	- Coal	446	398	48	12
111	137	(26)	(19)	- Sulphur and fertilizers	387	416	(29)	(7)
329	266	63	24	- Industrial and consumer products	933	729	204	28
105	80	25	31	- Automotive	326	244	82	34
49	51	(2)	(4)	- Forest products	147	142	5	4
363	338	25	7	- Intermodal	1,030	971	59	6

$1,414	$1,309	$105	8	Total Freight Revenues	$4,086	$3,677	$409	11

				Millions of Revenue Ton-Miles (RTM)
8,142	8,294	(152)	(2)	- Grain	23,454	23,370	84	—
6,032	5,647	385	7	- Coal	16,566	15,181	1,385	9
3,561	5,057	(1,496)	(30)	- Sulphur and fertilizers	13,220	15,569	(2,349)	(15)
8,066	6,167	1,899	31	- Industrial and consumer products	22,122	17,644	4,478	25
604	477	127	27	- Automotive	1,921	1,545	376	24
1,200	1,313	(113)	(9)	- Forest products	3,584	3,784	(200)	(5)
6,528	6,113	415	7	- Intermodal	18,636	17,882	754	4

34,133	33,068	1,065	3	Total RTMs	99,503	94,975	4,528	5

				Freight Revenue per RTM (cents)
3.64	3.50	0.14	4	- Grain	3.48	3.32	0.16	5
2.67	2.60	0.07	3	- Coal	2.69	2.62	0.07	3
3.12	2.71	0.41	15	- Sulphur and fertilizers	2.93	2.67	0.26	10
4.08	4.31	(0.23)	(5)	- Industrial and consumer products	4.22	4.13	0.09	2
17.38	16.77	0.61	4	- Automotive	16.97	15.79	1.18	7
4.08	3.88	0.20	5	- Forest products	4.10	3.75	0.35	9
5.56	5.53	0.03	1	- Intermodal	5.53	5.43	0.10	2

4.14	3.96	0.18	5	Total Freight Revenue per RTM	4.11	3.87	0.24	6

				Carloads (thousands)
110	117	(7)	(6)	- Grain	311	329	(18)	(5)
89	85	4	5	- Coal	249	226	23	10
38	48	(10)	(21)	- Sulphur and fertilizers	134	151	(17)	(11)
122	111	11	10	- Industrial and consumer products	350	307	43	14
39	33	6	18	- Automotive	123	106	17	16
17	19	(2)	(11)	- Forest products	51	55	(4)	(7)
272	255	17	7	- Intermodal	771	747	24	3

687	668	19	3	Total Carloads	1,989	1,921	68	4

				Freight Revenue per Carload
$2,691	$2,479	$212	9	- Grain	$2,627	$2,362	$265	11
1,809	1,729	80	5	- Coal	1,791	1,761	30	2
2,921	2,854	67	2	- Sulphur and fertilizers	2,888	2,755	133	5
2,697	2,396	301	13	- Industrial and consumer products	2,666	2,375	291	12
2,692	2,424	268	11	- Automotive	2,650	2,302	348	15
2,882	2,684	198	7	- Forest products	2,882	2,582	300	12
1,335	1,325	10	1	- Intermodal	1,336	1,300	36	3

$2,058	$1,960	$98	5	Total Freight Revenue per Carload	$2,054	$1,914	$140	7

19

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2012	2011 (1)	Fav/ (Unfav)%			2012	2011 (1)	Fav/ (Unfav)%

				Operations Performance

1.67	1.60	(0.07)	(4)	OE per GTM (cents)(2)	1.76	1.70	(0.06)	(4)

1.70	1.61	(0.09)	(6)	OE, less land sales, fuel price impact, and CEO transition costs, per GTM (cents)(3)	1.73	1.70	(0.03)	(2)

17,366	16,639	(727)	(4)	Average number of active employees – Total	16,782	15,924	(858)	(5)
14,832	14,262	(570)	(4)	Average number of active employees – Expense	14,755	14,073	(682)	(5)
17,026	16,675	(351)	(2)	Number of employees at end of period – Total	17,026	16,675	(351)	(2)
14,545	14,295	(250)	(2)	Number of employees at end of period – Expense	14,545	14,295	(250)	(2)
40.6	49.6	9.0	18	Average daily active cars on-line (thousands)	40.5	53.0	12.5	24
983	1,081	98	9	Average daily active road locomotives on-line	1,025	1,086	61	6

64,536	63,485	1,051	2	Freight gross ton-miles (millions)	188,150	182,483	5,667	3
10,201	10,230	(29)	—	Train miles (thousands)	30,224	29,534	690	2
6,723	6,627	96	1	Average train weight – excluding local traffic (tons)	6,608	6,595	13	—
5,878	5,667	211	4	Average train length – excluding local traffic (feet)	5,742	5,669	73	1

24.5	22.1	2.4	11	Average train speed – AAR definition (mph)	24.5	20.6	3.9	19
17.7	18.5	0.8	4	Average terminal dwell – AAR definition (hours)	17.7	20.7	3.0	14
205.4	168.7	36.7	22	Car miles per car day	202.6	153.2	49.4	32

184.3	170.1	14.2	8	Locomotive productivity (daily average GTMs/active HP)	174.4	163.9	10.5	6
4.4	4.5	(0.1)	(2)	Employee productivity (million GTMs/expense employee)	12.8	13.0	(0.2)	(2)

1.09	1.13	0.04	4	Fuel efficiency(4)	1.15	1.19	0.04	3
69.4	71.5	2.1	3	U.S. gallons of locomotive fuel consumed (millions)(5)	214.8	214.8	—	—
3.35	3.44	0.09	3	Average fuel price (U.S. dollars per U.S. gallon)	3.45	3.35	(0.10)	(3)

				Safety

1.36	2.18	0.82	38	FRA personal injuries per 200,000 employee-hours	1.26	1.90	0.64	34
2.09	1.81	(0.28)	(15)	FRA train accidents per million train-miles	1.69	2.05	0.36	18

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Gross Ton-Mile (GTM) is the movement of the combined tons (freight car tare, inactive locomotive tare, and contents) a distance of one mile.
(3)

OE, less land sales, fuel price impact, and CEO transition costs, per GTM is calculated consistently with OE per GTM except for the exclusion of net gains on land sales, fuel price impact, the latter to remove the volatility of fuel prices and to provide comparative fuel expenses at the 2011 fuel price, and CEO transition costs. Net gains on land sales were $15 million and $3 million for the three months ended September 30, 2012 and 2011, respectively, and $22 million and $5 million for the nine months ended September 30, 2012 and 2011, respectively. The impact in fuel price, net of hedging and B.C. carbon tax was favourable $6 million for the three months ended September 30, 2012 and unfavourable $23 million for the nine months ended September 30, 2012. CEO transition costs were nil for the three months ended September 30, 2012 and $42 million for the nine months ended September 30, 2012.

(4)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

20

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the three and nine months ended September 30, 2012 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 14, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

October 24, 2012

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the third quarter and year to date of 2012 are against the results for the third quarter and year to date of 2011.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 14,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Our vision is to become the safest and most fluid railway in North America. Our objective is to create long-term value for our customers, shareholders and employees by disciplined execution of our Plan, and by aligning all parts of the organization around our five core beliefs.

•	Service: Reliable and consistent service is our product. We are committed to executing our Plan in order to meet and exceed the needs of our customers in a cost-effective manner.

•

Safety: There is no job at CP that is so important that we can’t take the time to do it safely. Our comprehensive safety framework safeguards our employees, the communities we operate through, the environment and our customers’ freight enabling us to provide an effective transportation solution.

•	Productivity and Efficiency: Based on a culture of continuous improvement and accountability, we are always looking for better, less costly, more reliable ways to operate our business.

•	People: We pride ourselves on our well trained and knowledgeable team of railroaders. We are committed to executing the Plan and collaboratively working with our customers.

•	Growth: We invest in our franchise to enhance productivity and service, which allows us to capitalize on growth opportunities with new and existing customers at low incremental cost.

Our strategy is undergoing further refinement as we drive towards a higher service, more profitable company.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to statements concerning our operations, anticipated financial performance, business prospects and strategies as well as statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes; security threats and governmental response to them; and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

2012 Financial Assumptions

Defined benefit pension contributions are currently estimated to be between $100 million and $125 million in each of the years through 2016. These contribution levels reflect the Company’s intentions with respect to the rate at which we apply the voluntary prepayments to reduce contribution requirements. Defined benefit pension expense for 2012 is expected to be $41 million. For 2013, defined benefit pension expense is estimated to be approximately $125 million and in the range of $125 million to $135 million through 2016. These pension contributions and pension expense estimates assume normal equity market returns and modest increases in bond yields over this period. In addition, there are a number of other economic and demographic assumptions on which these estimates are based. Adverse experience with respect to equity returns, bond yields or other factors may put upward pressure on pension expense for 2013 and later years. We continue to monitor these factors. Pensions is discussed further in Section 21, Critical Accounting Estimates.

The expected annual effective income tax rate of approximately 26% is based on certain estimates and assumptions for the year, discussed further in Section 20, Business Risks. It excludes the impact of the one-time revaluation of deferred tax balances as at December 31, 2011 of $11 million that was associated with the province of Ontario’s corporate income tax rate change.

4. ADDITIONAL INFORMATION

Additional information, including our Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

Canadian Pacific • 2012 MD&A • Q3

5. FINANCIAL HIGHLIGHTS

	For the three months ended September 30		For the nine months ended September 30
(in millions, except percentages and per-share data)	2012	2011	2012	2011
Revenues	$1,451	$1,341	$4,193	$3,769
Operating income	376	324	889	664
Net income	224	187	469	349

Basic earnings per share	1.31	1.10	2.74	2.06
Diluted earnings per share	1.30	1.10	2.72	2.04
Dividends declared per share	0.3500	0.3000	1.0000	0.8700

Return on capital employed (“ROCE”)(1)	8.7%	7.5%	8.7%	7.5%
Operating ratio	74.1%	75.8%	78.8%	82.4%
Free cash(2)	60	(47)	21	(133)

Total assets at September 30	14,491	14,008	14,491	14,008
Total long-term financial liabilities at September 30(3)	4,709	4,169	4,709	4,169

(1)

ROCE is defined as earnings before interest and taxes (“EBIT”) (on a rolling 12 month basis), divided by the average for the year of total assets, less current liabilities excluding current portion of long-term debt, as measured under GAAP, and it is discussed further in Section 14, Non-GAAP Measures.

(2)

This measure has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. This measure is discussed in Section 14, Non-GAAP Measures along with a reconciliation of free cash to GAAP cash position in Section 13, Liquidity and Capital Resources.

(3)	Excludes deferred income taxes: $2,077 million and $2,046 million; and other non-financial deferred liabilities of $1,373 million and $1,258 million at September 30, 2012 and 2011 respectively.

6. OPERATING RESULTS

Income

Operating income in the third quarter of 2012 was $376 million, an increase of $52 million, or 16%, from $324 million in the same period of 2011.

Operating income increased primarily due to:

•	increased volumes of traffic, generating higher freight revenue;

•	higher freight rates;

•	improved operating performance and improved operating conditions relative to the residual impacts of flooding conditions in 2011; and

•	higher land sales.

This increase in operating income was partially offset by:

•	higher incentive and stock based compensation expense;

•	higher depreciation and amortization expense;

•	higher IT costs associated with infrastructure and maintenance service;

•	higher freight car repair costs associated with the return of leased freight cars; and

•	labour and benefits inflation.

Operating income in the first nine months of 2012 was $889 million, an increase of $225 million, or 34% from $664 million in the same period of 2011.

Operating income increased primarily due to:

•	increased volumes of traffic, generating higher freight revenue;

•	higher freight rates; and

•	improved operating performance and improved operating conditions relative to the impact of winter and prolonged flooding conditions in 2011.

Canadian Pacific • 2012 MD&A • Q3

This increase in operating income was partially offset by:

•	the net impact of the strike in the second quarter which resulted in a nine day work stoppage affecting Canadian shipments;

•	higher incentive and stock-based compensation expense;

•	management transition costs, discussed in Section 19, Future Trends and Commitments;

•	higher depreciation and amortization expense; and

•	labour and benefits inflation.

Net income was $224 million in the third quarter of 2012, an increase of $37 million, or 20%, from $187 million in the same period of 2011.

Net income increased primarily due to higher operating income and lower Other income and charges, partially offset by higher income taxes due to the impact of higher earnings and increased interest expense associated with higher debt levels.

Net income was $469 million for the first nine months of 2012, an increase of $120 million, or 34%, from $349 million in the same period of 2011.

Net income increased primarily due to higher operating income, partially offset by higher:

•	income tax expense due to the impact of higher earnings and the province of Ontario’s corporate income tax rate change;

•	other charges due to advisory fees related to shareholder matters; and

•	interest expense associated with higher debt levels.

Diluted Earnings per Share

Diluted earnings per share (“EPS”) was $1.30 in the third quarter of 2012, an increase of $0.20, or 18%, from $1.10 in the same period of 2011. Diluted EPS for first nine months of 2012 was $2.72, an increase of $0.68, or 33%, from $2.04 in the same period of 2011. These increases were primarily due to higher net income.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as total operating expenses divided by total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The operating ratio was 74.1% in the third quarter of 2012, compared with 75.8% in the same period of 2011. This decrease was primarily due to improved operational performance, higher traffic volumes, improved operating conditions, and higher land sales, partially offset by higher incentive and compensation benefits expense and higher depreciation and amortization costs. The operating ratio was 78.8% for the nine months ended September 30, 2012, compared with 82.4% in the same period of 2011. This decrease was primarily due to improved operational performance and higher traffic volumes and improved operating conditions, partially offset by the impact of management transition costs and the strike.

Return on Capital Employed

Return on capital employed was 8.7% at September 30, 2012, compared with 7.5% in the same period of 2011. This increase was primarily due to higher operating income.

Impact of Foreign Exchange on Earnings

Fluctuations in foreign exchange (“FX”) affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar.

Canadian to U.S. dollar

Average exchange rates	2012	2011
For the three months ended—September 30	$1.00	$0.97

For the nine months ended—September 30	$1.00	$0.97

Canadian Pacific • 2012 MD&A • Q3

Canadian to U.S. dollar

Exchange rates	2012	2011
Beginning of year—January 1	$1.02	$0.99
Beginning of quarter—July 1	$1.02	$0.96
End of quarter—September 30	$0.98	$1.05

Average Fuel Price

(U.S. dollars per U.S. gallon)	2012	2011
For the three months ended—September 30	$3.35	$3.44

For the nine months ended—September 30	$3.45	$3.35

7. PERFORMANCE INDICATORS

	For the three months ended September 30			For the nine months ended September 30
			%			%
	2012	2011	Change	2012	2011	Change
Operations performance
Average number of active employees – expense	14,832	14,262	4	14,755	14,073	5
Average daily active cars on-line (thousands)	40.6	49.6	(18)	40.5	53.0	(24)
Average daily active road locomotives on-line	983	1,081	(9)	1,025	1,086	(6)
Freight gross ton-miles (“GTMs”) (millions)	64,536	63,485	2	188,150	182,483	3
Train miles (thousands)	10,201	10,230	—	30,224	29,534	2
Average train weight—excluding local traffic (tons)	6,723	6,627	1	6,608	6,595	—
Average train length—excluding local traffic (feet)	5,878	5,667	4	5,742	5,669	1
Average train speed – AAR definition (mph)	24.5	22.1	11	24.5	20.6	19
Average terminal dwell – AAR definition (hours)	17.7	18.5	(4)	17.7	20.7	(14)
Car miles per car day	205.4	168.7	22	202.6	153.2	32
Locomotive productivity (daily average GTMs/active horse power (“HP”))	184.3	170.1	8	174.4	163.9	6
Employee productivity (million GTMs/expense employee)	4.4	4.5	(2)	12.8	13.0	(2)
Fuel efficiency(1)	1.09	1.13	(4)	1.15	1.19	(3)
Safety indicators
FRA personal injuries per 200,000 employee-hours(2)	1.36	2.18	(38)	1.26	1.90	(34)
FRA train accidents per million train-miles(2)	2.09	1.81	15	1.69	2.05	(18)

(1)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(2)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 23, Glossary of Terms.

Operations Performance

The average number of active expense employees for the third quarter increased by 570 or 4%, compared with the same period of 2011. This increase was primarily due to additional hiring to address volume growth projections and anticipated attrition over future quarters. For the first nine months of 2012, active expense employees increased by 682 or 5%. This increase was primarily due to additional hiring to address volume growth projections and anticipated attrition over future quarters, partially offset by the impact of the strike including temporary layoffs.

Canadian Pacific • 2012 MD&A • Q3

The average daily active cars on-line for the third quarter of 2012 decreased by approximately 9,000 cars, or 18%, compared with the same period of 2011 and for the first nine months of 2012 decreased by approximately 12,500 cars, or 24%, compared with the same period of 2011. These decreases were primarily due to improved network fluidity, execution of our operating plan and a focus on the storage, disposal and return to lessors of surplus cars.

The average daily active road locomotives on-line for the third quarter of 2012 was 983 units, a decrease of 98 units or 9%, compared with 1,081 units in the same period of 2011 and for the first nine months of 2012 decreased by approximately 61 units, or 6%, compared with the same period of 2011. These improvements were primarily the result of improved asset velocity due to more efficient and fluid operations, improved fleet reliability, and the execution of the operating plan, offset in part by higher traffic volumes.

GTMs for the third quarter of 2012 were 64,536 million which increased by 2%, compared with 63,485 million in the same period of 2011. GTMs for the first nine months of 2012 increased by 3% compared to the same period of 2011. These increases were due to higher traffic volumes in the Company’s merchandise and intermodal franchises offset by a reduction in bulk shipments. Year to date workload was also impacted by volumes lost during the strike in the second quarter.

Train miles were essentially unchanged in the third quarter of 2012, compared with the same period of 2011, with increased workload offset by increases in both train weights and lengths. Train miles increased by 2% for the first nine months of 2012, compared to the same period of 2011. This increase was due to higher workload, partially offset by the Company’s execution of the operating plan.

Average train weight for the third quarter of 2012 was 6,723 tons, an increase of 96 tons or 1%, compared with 6,627 tons in the same period of 2011. Average train weights for the first nine months of 2012 was essentially unchanged compared with the same period of 2011.

Average train length for the third quarter of 2012 was 5,878 feet, an increase of 211 feet or 4%, compared with 5,667 feet in the same period of 2011. Average train length for the first nine months of 2012 was 5,742 feet, an increase of 1% compared with the same period of 2011.

Average train weight and average train length benefited from increased workload, improved network operating conditions and the execution of our operating plan.

Average train speed increased by 11% and 19%, in the third quarter and first nine months of 2012 respectively, compared with the same periods of 2011. These increases were primarily due to ongoing capacity investments, improved operating conditions and the execution of the Company’s operating plan.

Average terminal dwell, the average time a freight car resides in a terminal, decreased by 4% and 14% in the third quarter and first nine months of 2012 respectively, compared with the same periods of 2011. These decreases were primarily due to a focus on improving yard fluidity.

Car miles per car day were 205.4 in the third quarter of 2012, an increase of 22% compared to 168.7 in the same period of 2011 and increased by 32% in the first nine months of 2012, compared to the same period of 2011. These increases were primarily due to execution of the operating plan, improved operating conditions and the removal of over 9,000 active cars from the network, resulting in improved fluidity.

Locomotive productivity, which is daily average GTMs per active HP, for the third quarter of 2012 was 184.3, an increase of 8% compared to the same period of 2011. Locomotive productivity for the first nine months of 2012 was 174.4, an improvement of 6%, compared with the same period of 2011. These increases were primarily due to improved fluidity resulting from both improved operating conditions and the execution of the Company’s operating plan.

Employee productivity, measured as million GTMs per expense employee, for the third quarter of 2012 was 4.4, a decrease of 2% from 4.5 in the same period of 2011. Employee productivity for the first nine months of 2012 was 12.8 a decrease of 2%, compared with the same period of 2011. These decreases reflect the Company’s hiring plan in advance of anticipated attrition, partially offset by the productivity benefits realized through the execution of the operating plan. Furthermore, the first nine months of 2012 were also impacted by the significant reduction in workload during the strike in the second quarter.

Fuel efficiency in the third quarter of 2012 improved by 4% compared to the same period of 2011 and by 3% in the first nine months of 2012, compared to the same period of 2011. These improvements were primarily due to

Canadian Pacific • 2012 MD&A • Q3

improved operating conditions and the advancement of the Company’s fuel conservation strategies including replacement of older units with new more fuel efficient locomotives.

Safety Indicators

Safety is a key priority for our management, employees and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines. CP strives to continually improve its safety performance through key strategies and activities such as training and technology.

The FRA personal injury rate per 200,000 employee-hours for CP was 1.36 for the third quarter of 2012, compared with 2.18 in the same period of 2011. This rate was 1.26 for the first nine months of 2012, compared with 1.90 for the same period of 2011.

The FRA train accident rate for CP for the third quarter of 2012 was 2.09 accidents per million train-miles, compared with 1.81 in the same period of 2011. This rate was 1.69 for the first nine months of 2012, compared with 2.05 for the same period of 2011.

8. LINES OF BUSINESS

Revenues

	For the three months ended September 30			For the nine months ended September 30
(in millions)	2012	2011	% Change	2012	2011	% Change
Freight revenues
Grain	$296	$290	2	$817	$777	5
Coal	161	147	10	446	398	12
Sulphur and fertilizers	111	137	(19)	387	416	(7)
Industrial and consumer products	329	266	24	933	729	28
Automotive	105	80	31	326	244	34
Forest products	49	51	(4)	147	142	4
Intermodal	363	338	7	1,030	971	6

Total freight revenues	1,414	1,309	8	4,086	3,677	11
Other revenue	37	32	16	107	92	16

Total revenues	$1,451	$1,341	8	$4,193	$3,769	11

Our revenues are primarily derived from transporting freight. Other revenue is generated from leasing of certain assets, switching fees, other engagements including logistical services, and contracts with passenger service operators.

Freight Revenues

Freight revenues are earned from transporting bulk commodities, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,414 million in the third quarter of 2012, an increase of $105 million, or 8%, from $1,309 million in the same period of 2011.

This increase was primarily due to:

•	higher Industrial and consumer products driven by energy volumes, Automotive, Intermodal and Coal shipments;

•	higher freight rates;

•	the favourable impact in the change in FX; and

•	higher fuel surcharge revenues.

This increase was partially offset by lower overall shipments of Sulphur and fertilizers, Grain, and Forest products.

Freight revenues were $4,086 million in the first nine months of 2012, an increase of $409 million, or 11%, from $3,677 million in the same period of 2011.

This increase was primarily due to:

•	higher Industrial and consumer products driven by energy volumes, Automotive, Intermodal and Coal shipments;

Canadian Pacific • 2012 MD&A • Q3

•	higher fuel surcharge revenues;

•	higher freight rates; and

•	the favourable impact in the change in FX.

This increase was partially offset by lower overall Sulphur and fertilizers and Forest products shipments and the strike impacting Canadian shipments in the second quarter of 2012.

Fuel Cost Recovery Programs

The short term volatility in fuel prices may adversely impact expenses and revenues. CP employs a fuel cost recovery program designed to mechanistically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices.

Grain

Grain revenue was $296 million in the third quarter of 2012, an increase of $6 million, or 2%, from $290 million in the same period of 2011.

This increase was primarily due to:

•	increased freight rates;

•	increased long haul U.S. exports to Asian markets due to an early harvest; and

•	the favourable impact in the change in FX.

This increase was partially offset by lower Canadian originating traffic volumes due to low carryout stocks from the prior crop year.

Grain revenue was $817 million for the first nine months of 2012, an increase of $40 million, or 5%, from $777 million in the same period of 2011.

This increase was primarily due to:

•	higher overall Canadian originating traffic volumes, as measured in carloads;

•	increased freight rates;

•	higher fuel surcharge recovery revenues; and

•	the favourable impact in the change in FX.

This increase was partially offset by lower U.S. originating shipments in the first half of 2012 due to a poor 2011 harvest in CP’s draw territory and the strike impacting Canadian originating shipments in the second quarter of 2012.

Coal

Coal revenue was $161 million, in the third quarter of 2012, an increase of $14 million, or 10%, from $147 million in the same period of 2011.

This increase was primarily due to higher:

•	overall Canadian originating shipments of export metallurgical coal volumes;

•	interline shipments of thermal coal from the Powder River Basin exported through Canadian west coast ports; and

•	freight rates.

This increase was partially offset by lower U.S. originating thermal coal shipments to Midwestern U.S. markets.

Coal revenue was $446 million for the first nine months of 2012, an increase of $48 million, or 12%, from $398 million in the same period of 2011.

This increase was primarily due to higher:

•	Canadian originating shipments of metallurgical coal reflecting strong market demand;

•	interline shipments of thermal coal from the Powder River Basin exported through Canadian west coast ports;

•	fuel surcharge recovery revenues; and

•	freight rates.

This increase was partially offset by the strike impacting Canadian shipments in the second quarter of 2012.

Canadian Pacific • 2012 MD&A • Q3

Sulphur and Fertilizers

Sulphur and fertilizers revenue was $111 million in the third quarter of 2012, a decrease of $26 million, or 19%, from $137 million in the same period of 2011. This decrease was primarily due to lower export potash shipments reflecting weaker market demand and lower overall volumes of Sulphur traffic due to longer than expected customer outages on our lines.

This decrease was partially offset by:

•	higher fuel surcharge revenues;

•	higher freight rates; and

•	the favourable impact in the change in FX.

Sulphur and fertilizers revenue was $387 million for the first nine months of 2012, a decrease of $29 million, or 7%, from $416 million in the same period of 2011. This decrease was primarily due to weaker export potash demand and delays of purchases by some domestic potash customers due to market uncertainty in the first half of the year.

This decrease was partially offset by:

•	higher freight rates;

•	higher fuel surcharge revenues; and

•	the favourable impact in the change in FX.

Industrial and Consumer Products

Industrial and consumer products revenue was $329 million in the third quarter of 2012, an increase of $63 million, or 24%, from $266 million in the same period of 2011. Industrial and consumer products revenue was $933 million for the first nine months of 2012, an increase of $204 million, or 28%, from $729 million in the same period of 2011.

These increases were primarily due to:

•	higher volumes of energy related inputs and outputs as a result of strong growth driven by the development of shale formations;

•	higher fuel surcharge revenues;

•	increased freight rates; and

•	the favourable impact of the change in FX.

Automotive

Automotive revenue was $105 million in the third quarter of 2012, an increase of $25 million, or 31%, from $80 million in the same period of 2011.

This increase was primarily due to higher:

•	shipments due to the recovery of production by Japanese manufacturers from the impacts of the 2011 tsunami as well as higher North American auto sales;

•	overall North American auto production and consumption;

•	movements of one-time dimensional loads of transformers and windmills;

•	fuel surcharge revenues; and

•	freight rates.

This increase was partially offset by the permanent closure of a plant on our line by a domestic producer.

Automotive revenue was $326 million for the first nine months of 2012, an increase of $82 million, or 34%, from $244 million in the same period of 2011.

This increase was primarily due to higher:

•	shipments due to the recovery of production by Japanese manufacturers from the impacts of the 2011 tsunami as well as higher North American auto sales;

•	overall North American auto production and consumption;

•	fuel surcharge revenues; and

•	freight rates.

This increase was partially offset by the permanent closure of a plant on our line by a domestic producer.

Forest Products

Forest products revenue was $49 million in the third quarter of 2012, a decrease of $2 million, or 4%, from $51 million in the same period of 2011.

Canadian Pacific • 2012 MD&A • Q3

This decrease was primarily due to lower overall pulp and paper products shipments.

This decrease was partially offset by increased lumber and panel shipments due to improving market conditions and higher freight rates.

Forest products revenue was $147 million for the first nine months of 2012, an increase of $5 million, or 4%, from $142 million in the same period of 2011.

This increase was primarily due to higher:

•	lumber and panel shipments due to improving market conditions;

•	freight rates; and

•	fuel surcharge revenues.

This increase was partially offset by weaker market conditions for pulp and paper products.

Intermodal

Intermodal revenue was $363 million in the third quarter of 2012, an increase of $25 million, or 7%, from $338 million in the same period of 2011. Intermodal revenue was $1,030 million for the first nine months of 2012, an increase of $59 million, or 6%, from $971 million in the same period of 2011.

These increases were primarily due to:

•	higher volumes driven by consumer demand in Canada and the U.S.;

•	improved operating performance;

•	higher fuel surcharge revenues; and

•	higher freight rates.

These increases were partially offset by the strike impacting Canadian domestic intermodal and import and export shipments in the second quarter.

Other Revenues

Other revenues were $37 million in the third quarter of 2012, an increase of $5 million, or 16%, from $32 million in the same period of 2011. This increase was across all categories of other revenues.

Other revenues were $107 million for the first nine months of 2012, an increase of $15 million, or 16%, from $92 million in the same period of 2011. This increase was primarily due to higher passenger, leasing and logistics services revenues.

Canadian Pacific • 2012 MD&A • Q3

Volumes

	For the three months			For the nine months
	ended September 30			ended September 30
	2012	2011	% Change	2012	2011	% Change

Carloads (in thousands)
Grain	110	117	(6)	311	329	(5)
Coal	89	85	5	249	226	10
Sulphur and fertilizers	38	48	(21)	134	151	(11)
Industrial and consumer products	122	111	10	350	307	14
Automotive	39	33	18	123	106	16
Forest products	17	19	(11)	51	55	(7)
Intermodal	272	255	7	771	747	3

Total carloads	687	668	3	1,989	1,921	4

Revenue ton-miles (in millions)
Grain	8,142	8,294	(2)	23,454	23,370	—
Coal	6,032	5,647	7	16,566	15,181	9
Sulphur and fertilizers	3,561	5,057	(30)	13,220	15,569	(15)
Industrial and consumer products	8,066	6,167	31	22,122	17,644	25
Automotive	604	477	27	1,921	1,545	24
Forest products	1,200	1,313	(9)	3,584	3,784	(5)
Intermodal	6,528	6,113	7	18,636	17,882	4

Total revenue ton-miles	34,133	33,068	3	99,503	94,975	5

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

Volumes in the third quarter of 2012, as measured by total carloads, increased by approximately 19,000 units, or 3%, and for the first nine months of 2012, increased by approximately 68,000 units, or 4%, compared to the same periods of 2011.

These increases in carloads were primarily due to higher:

•	Intermodal volumes driven by consumer demand in Canada and the U.S;

•	volumes of energy related inputs and outputs as a result of strong growth driven by the development of shale formations;

•	Automotive shipments due to the recovery of production by Japanese manufacturers from the impacts of the 2011 tsunami as well as higher North American auto sales; and

•	overall Canadian originating shipments of metallurgical coal volumes and interline shipments of thermal coal from the Powder River Basin exported through Canadian west coast ports.

These increases in carloads were partially offset by:

•	weaker export potash demand;

•	lower U.S. originating grain shipments due to weaker U.S. crop production; and

•	the strike impacting Canadian shipments across all shipments in the second quarter of 2012.

Revenue ton miles (“RTMs”) in the third quarter of 2012 increased by approximately 1,065 million, or 3%, and for the first nine months of 2012 increased by approximately 4,528 million, or 5%, compared to the same periods of 2011.

These increases in RTMs were primarily due to higher:

•	shipments of energy related commodities which have above average RTMs compared to other traffic;

•	Canadian originating shipments of metallurgical coal volumes through Port Metro Vancouver; and

•	Intermodal shipments through Port Metro Vancouver with above average RTMs per unit.

These increases in RTMs were partially offset by lower export and domestic potash shipments in Sulphur and fertilizers and pulp and paper products shipments in Forest products.

Canadian Pacific • 2012 MD&A • Q3

Freight Revenue per Carload

	For the three months			For the nine months
	ended September 30			ended September 30
(dollars)	2012	2011	% Change	2012	2011	% Change
Freight revenue per carload
Grain	$2,691	$2,479	9	$2,627	$2,362	11
Coal	1,809	1,729	5	1,791	1,761	2
Sulphur and fertilizers	2,921	2,854	2	2,888	2,755	5
Industrial and consumer products	2,697	2,396	13	2,666	2,375	12
Automotive	2,692	2,424	11	2,650	2,302	15
Forest products	2,882	2,684	7	2,882	2,582	12
Intermodal	1,335	1,325	1	1,336	1,300	3

Total freight revenue per carload	$2,058	$1,960	5	$2,054	$1,914	7

Total freight revenue per carload in the third quarter and first nine months of 2012 increased by 5% and 7% respectively, compared to the same periods of 2011.

These increases were due to:

•	increased freight rates;

•	higher fuel surcharge revenues; and

•	the favourable impact in the change of FX.

Freight Revenue per Revenue Ton-mile

	For the three months ended September 30			For the nine months ended September 30
(cents)	2012	2011	% Change	2012	2011	% Change
Freight revenue per revenue ton-mile
Grain	3.64	3.50	4	3.48	3.32	5
Coal	2.67	2.60	3	2.69	2.62	3
Sulphur and fertilizers	3.12	2.71	15	2.93	2.67	10
Industrial and consumer products	4.08	4.31	(5)	4.22	4.13	2
Automotive	17.38	16.77	4	16.97	15.79	7
Forest products	4.08	3.88	5	4.10	3.75	9
Intermodal	5.56	5.53	1	5.53	5.43	2

Total freight revenue per revenue ton-mile	4.14	3.96	5	4.11	3.87	6

Freight revenue per RTM in the third quarter of 2012 was 5% higher compared to the same period of 2011.

This increases were primarily due to:

•	increased freight rates;

•	the favourable impact in change of FX;

•	a significant decrease in export shipments of potash which generate a lower freight revenue per RTM; and

•	higher fuel surcharge revenues.

Freight revenue per RTM in the first nine months of 2012 was 6% higher compared to the same period of 2011.

This increases were primarily due to:

•	higher fuel surcharge revenues;

•	increased freight rates;

•	a significant decrease in export shipments of potash which generate a lower freight revenue per RTM; and

•	the favourable impact in change of FX.

Canadian Pacific • 2012 MD&A • Q3

9. OPERATING EXPENSES

	For the three months			For the nine months
	ended September 30			ended September 30
(in millions)	2012	2011	% Change	2012	2011	% Change
Operating expenses
Compensation and benefits	$371	$336	10	$1,128	$1,037	9
Fuel	232	238	(3)	743	701	6
Materials	57	56	2	178	185	(4)
Equipment rents	52	53	(2)	158	158	—
Depreciation and amortization	137	123	11	399	367	9
Purchased services and other	226	211	7	698	657	6

Total operating expenses	$1,075	$1,017	6	$3,304	$3,105	6

Operating expenses was $1,075 million in the third quarter of 2012, an increase of $58 million, or 6%, from $1,017 million in the same period of 2011.

This increase was primarily due to:

•

higher incentive and stock-based compensation expense driven by improved corporate performance as compared to 2011 where a partial reversal of bonus accruals occurred, and strong stock performance as compared to 2011;

•	the unfavourable impact of the change in FX;

•	higher IT costs associated with infrastructure and maintenance services;

•	higher depreciation and amortization expense;

•	higher volume variable expenses, such as fuel, crew and intermodal operations, as a result of an increase in workload; and

•	increased third party repair costs for freight cars being returned to lessors due to asset utilization improvements and a higher number of overhauls performed on locomotives.

This increase was partially offset by:

•	efficiencies generated from improved operating performance and asset utilization;

•	higher land sales; and

•	the favourable impact of improved operating conditions relative to the residual impact of flooding conditions in 2011.

Operating expense was $3,304 million for the first nine months of 2012, an increase of $199 million, or 6%, from $3,105 million in the same period of 2011.

This increase was primarily due to:

•	higher volume variable expense, such as fuel, crews and intermodal operations, as a result of an increase in workload;

•	higher incentive and stock-based compensation expense driven by improved corporate performance, and strong stock performance as compared to 2011;

•	management transition costs, reflected in Compensation and benefits and Purchased services and other;

•	the unfavourable impact of the change in FX;

•	higher depreciation and amortization expense;

•	increased third party freight car and locomotive repair expenses;

•	higher fuel prices; and

•	higher IT costs associated with infrastructure and maintenance services.

This increase was partially offset by:

•	improved operating conditions and improved operating performance;

•	certain volume variable expenses saved as a result of the strike;

•	higher land sales; and

•	insurance recovery recognized in the first quarter of 2012, related to flooding in southern Alberta and Saskatchewan in 2010.

Canadian Pacific • 2012 MD&A • Q3

Compensation and Benefits

Compensation and benefits expense was $371 million in the third quarter of 2012, an increase of $35 million, or 10%, from $336 million in the same period of 2011.

This increase was primarily due to:

•

higher incentive and stock-based compensation expense driven by improved corporate performance as compared to 2011 where a partial reversal of bonus accruals occurred, and strong stock performance as compared to 2011;

•	labour and benefits inflation;

•	charges associated with management changes;

•	higher crew costs as a result of an increase in workload, measured by GTMs; and

•	an increase in the number of employees to meet business demand and anticipated attrition.

This increase was partially offset by crew efficiencies and a reduction in training costs for running trade employees relative to 2011.

Compensation and benefits expense was $1,128 million for the first nine months of 2012, an increase of $91 million, or 9%, from $1,037 million in the same period of 2011.

This increase was primarily due to:

•	higher incentive and stock-based compensation expense driven by improved corporate performance, and strong stock performance as compared to 2011;

•	higher crew costs as a result of an increase in workload, measured by GTMs;

•	charges associated with management changes;

•	an increase in the number of employees to meet business demand and anticipated attrition;

•	labour and benefits inflation; and

•	the unfavourable impact in the change in FX.

This increase was partially offset by crew and dispatching costs saved as a result of the strike, improved operating conditions, and improved crew efficiency.

Fuel

Fuel expense was $232 million in the third quarter of 2012, a decrease of $6 million, or 3%, from $238 million in the same period of 2011.

This decrease was primarily due to improved fuel efficiency, reflecting improved operational fluidity, storage of older less fuel efficient locomotives, continued focus on the Company’s fuel conservation strategies, and lower fuel prices.

This decrease was partially offset by the unfavourable change in FX and increased traffic volumes, as measured by GTMs.

Fuel expense was $743 million for the first nine months of 2012, an increase of $42 million, or 6%, from $701 million in the same period of 2011.

This increase was primarily due to:

•	increased traffic volumes, as measured by GTMs;

•	the unfavourable change in FX;

•	higher fuel prices; and

•	the gain on settled diesel futures contracts recorded in the second quarter of 2011.

This increase was partially offset by improved fuel consumption resulting from improved operational fluidity, storage of older, less fuel efficient locomotives, and use of fuel conservation technologies.

Materials

Materials expense was $57 million in the third quarter of 2012, an increase of $1 million, or 2%, from $56 million in the same period of 2011.

A higher number of wheels were replaced in the third quarter of 2012 as higher traffic volumes increased freight car usage and the need for wheel replacements.

Canadian Pacific • 2012 MD&A • Q3

Materials expense was $178 million for the first nine months of 2012, a decrease of $7 million, or 4%, from $185 million in the same period of 2011.

Improved operating conditions as compared to 2011 reduced the need for the servicing of freight cars. Higher locomotive availability and improved fluidity across the network reduced locomotive repair costs.

Equipment Rents

Equipment rents expense was $52 million in the third quarter of 2012, a decrease of $1 million, or 2%, from $53 million in the same period of 2011.

This decrease was primarily due to:

•	lower payments to foreign railways for the use of their freight cars on our lines;

•	the return of certain leased freight cars due to improved asset utilization; and

•	lower locomotive leasing costs.

This decrease was partially offset by:

•	higher freight car lease costs due to higher rates;

•	lower receipts, reflecting reduced usage of CP owned cars by foreign railways; and

•	the unfavourable impact of the change in FX.

Equipment rents expense was $158 million for the first nine months of 2012, unchanged from $158 million in the same period of 2011.

Freight car and locomotive efficiency benefits were driven by improved asset velocity and operating conditions, resulting in reduced payments to foreign railways for the use of their freight cars on our lines and the return of certain leased freight cars.

These benefits were offset by:

•	higher freight car lease costs due to higher rates;

•	lower receipts, reflecting reduced usage of CP owned cars by foreign railways; and

•	the unfavourable impact of the change in FX.

Depreciation and Amortization

Depreciation and amortization expense was $137 million in the third quarter of 2012, an increase of $14 million, or 11%, from $123 million in the same period of 2011. Depreciation and amortization expense was $399 million for the first nine months of 2012, an increase of $32 million, or 9%, from $367 million in the same period of 2011. These increases were primarily due to higher depreciable assets as a result of our capital program, and the implementation of our 2012 depreciation study which includes the decommissioning of certain IT assets as we invest in and renew our IT infrastructure.

Purchased Services and Other

	For the three months			For the nine months
	ended September 30			ended September 30
(in millions)	2012	2011(1)	% Change	2012	2011	% Change
Purchased services and other
Support and facilities	$105	$85	24	$311	$280	11
Track and operations	44	48	(8)	138	141	(2)
Intermodal	39	36	8	113	108	5
Equipment	29	25	16	70	52	35
Casualty	18	17	6	61	62	(2)
Other	6	3	100	27	19	42

	241	214	13	720	662	9
Land sales	(15)	(3)	400	(22)	(5)	340

Total purchased services and other	$226	$211	7	$698	$657	6

(1)	Certain prior period figures have been reclassified to conform with current presentation.

Purchased services and other expense was $226 million in the third quarter of 2012, an increase of $15 million, or 7% from $211 million in the same period of 2011.

Canadian Pacific • 2012 MD&A • Q3

This increase was primarily due to:

•	higher IT costs associated with infrastructure and maintenance services, reported in Support and facilities;

•	increased third party repair costs for freight cars being returned to lessors and a higher number of overhauls performed on locomotives, included in Equipment;

•	a recovery of environmental remediation charges in the third quarter of 2011, reported in Other;

•	increased costs associated with higher volumes, reported in Intermodal; and

•	the unfavourable impact of the change in FX.

This increase was partially offset by:

•	higher land sales;

•	increased recoveries received for the costs associated with repairing foreign and private freight cars, reported in Equipment; and

•	reduced relocation costs, included in Track and operations.

Purchased services and other expense was $698 million for the first nine months of 2012, an increase of $41 million, or 6% from $657 million in the same period of 2011.

This increase was primarily due to:

•	management transition costs of $22 million, included in Other;

•	increased third party repair costs for freight cars being returned to lessors and a higher number of overhauls performed on locomotives, included in Equipment;

•	IT costs associated with infrastructure and maintenance services, reported in Support and facilities;

•	increased expenses related to higher workload, included in Track and operations, Intermodal and Equipment;

•	termination costs of a warranty service agreement as part of our insourcing strategy, included in Equipment; and

•	the unfavourable impact in the change in FX.

This increase was partially offset by:

•	higher land sales;

•	the favourable impact of improved operating conditions, primarily in the first half of the year, impacting Support and facilities and Track and operations;

•	insurance recovery recognized in the first quarter of 2012, related to flooding in southern Alberta and Saskatchewan in 2010, included in Other; and

•	lower relocation expenses, included in Track and operations.

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges was an expense of $2 million in the third quarter of 2012, compared to an expense of $14 million in the same period of 2011. The current period expense primarily relates to financing and other non-operating costs, partially offset by foreign exchange gains on U.S. dollar denominated working capital. During the third quarter of 2011, the expense was primarily due to a net loss of $9 million recognized with the early redemption of our 5.75% Notes due in May 2013, as well as foreign exchange losses on U.S. dollar denominated working capital.

Other income and charges was an expense of $34 million for the first nine months of 2012, compared to $8 million in the same period of 2011. These expenses were primarily due to the incurrence of advisory fees of $26 million, related to shareholder matters in 2012. During the same period of 2011, the Company incurred expenses related to an early debt redemption, as well as foreign exchange losses on working capital and long term debt. This was partially offset by a gain recognized on the sale of long-term floating rate notes.

Net Interest Expense

Net interest expense was $69 million in the third quarter of 2012, an increase of $5 million, or 8% from $64 million in the same period of 2011. Net interest expense was $207 million for the first nine months of 2012, an increase of $16 million, or 8% from $191 million in the same period of 2011. These increases were primarily due to new debt issuances in 2011 as well as the unfavourable impact in the change in FX rates. This was partially offset by the retirement of debt securities in 2011.

Income Taxes

Income tax expense was $81 million in the third quarter of 2012, an increase of $22 million, or 37%, from $59 million in the same period of 2011. This increase was primarily due to higher earnings in 2012. Income tax expense was

Canadian Pacific • 2012 MD&A • Q3

$179 million for the first nine months of 2012, an increase of $63 million, or 54%, from $116 million in the same period of 2011. This increase was primarily due to higher earnings in 2012 and the change in the province of Ontario’s corporate income tax rate.

The effective income tax rate for the third quarter and first nine months of 2012 was 26.6% and 27.6% respectively, compared with an effective tax rate of 24.0% and 24.9%, respectively, in the same periods of 2011. The differences in the comparative tax rates are primarily due to the impact of the change in the province of Ontario’s corporate income tax rate. As a result of this change, the Company recorded an income tax expense of $11 million in the second quarter, related to the revaluation of its deferred income tax balances as at December 31, 2011.

The expected annual effective income tax rate of approximately 26% is based on certain estimates and assumptions for the year, discussed further in Section 20, Business Risks. It excludes the impact of the one-time revaluation of deferred tax balances as at December 31, 2011 of $11 million that was associated with the province of Ontario’s corporate income tax rate change.

11. QUARTERLY FINANCIAL DATA

For the quarter ended

	2012			2011				2010
(in millions, except per share data)	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Total revenue	$1,451	$1,366	$1,376	$1,408	$1,341	$1,265	$1,163	$1,294
Operating income	376	239	274	303	324	231	109	298
Net income	224	103	142	221	187	128	34	186

Basic earnings per share	$1.31	$0.60	$0.83	$1.31	$1.10	$0.76	$0.20	$1.10
Diluted earnings per share	$1.30	$0.60	$0.82	$1.30	$1.10	$0.75	$0.20	$1.09

Quarterly Trends

Volumes and revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income and cash flows are typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is typically influenced by these seasonal fluctuations in customer demand and weather-related issues.

12. CHANGES IN ACCOUNTING POLICY

2012 Accounting Changes

Fair value measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not impact the results of operations or financial position, but resulted in increased disclosure in the financial statements.

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company has elected to present items of net income and other comprehensive income in two separate, but consecutive, statements as opposed to one continuous statement. With FASB’s deferral of certain aspects of this accounting standard update in December 2011 and as the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption did not impact the results of operations and financial position.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair

Canadian Pacific • 2012 MD&A • Q3

value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. For 2012, the Company has not elected this option for the test of goodwill for impairment. As it does not change how a goodwill impairment loss is measured, the adoption of this guidance would not impact the results of operations or financial position.

13. LIQUIDITY AND CAPITAL RESOURCES

We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18, Contractual Commitments and Section 19, Future Trends and Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 20, Business Risks. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $332 million in the third quarter of 2012, an increase of $7 million from $325 million in the same period of 2011. Cash provided by operating activities was $859 million for the first nine months of 2012, an increase of $186 million from $673 million in the same period of 2011.

The increase in cash provided by operations in the third quarter of 2012 was largely driven by an improvement in earnings offset in part by higher payments associated with certain stock-based compensation grants discussed further in Section 19, Future Trends and Commitments.

The increase in cash provided by operations in the first nine months of 2012 was largely due to higher earnings and lower net payments associated with certain incentive and stock-based compensation programs.

Investing Activities

Cash used in investing activities was $211 million in the third quarter of 2012, a decrease of $127 million from $338 million in the same period of 2011. Cash used in investing activities was $675 million for the first nine months of 2012, an increase of $5 million from $670 million in the same period of 2011.

The $127 million decrease in the third quarter was largely due to lower additions to properties in 2012 and by proceeds of $48 million from the sale of long-term floating rate notes in the third quarter of 2012 discussed further in Section 21, Critical Accounting Estimates.

The increase in the first nine months was largely due to higher additions to properties offset in part by proceeds of $81 million from the sale of long-term floating rate notes compared with $6 million in the same period of 2011.

Additions to properties (“capital programs”) in 2012 are expected to be in the range of $1.1 billion to $1.2 billion. Planned capital programs include approximately $770 million to preserve existing capacities through replacement or renewal of depleted assets, $330 million for strategic network and other enhancements and $70 million to address capital regulated by governments, principally positive train control.

Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions and other factors affecting our expectations for 2012 are discussed further in Section 20, Business Risks.

Financing Activities

Cash provided by financing activities was $5 million in the third quarter of 2012, an increase of $179 million from $174 million used in the same period of 2011. Cash used in financing activities was $23 million for the first nine months of 2012, a decrease of $250 million from $273 million used in the same period of 2011.

The increase in cash provided by financing activities in the third quarter of 2012 was largely due to higher proceeds in 2012 from the issuance of common shares resulting from the exercising of options and the redemption of US$101 million 5.75% 5-year Notes in 2011 pursuant to a call offer for a total cost of $113 million, which included a redemption premium paid to note holders to redeem the Notes.

The decrease in cash used in financing activities in the first nine months of 2012 was largely due to:

•	higher proceeds in 2012 from the issuance of common shares resulting from the exercising of options;

•	the redemption of US$101 million 5.75% 5-year Notes in 2011 pursuant to a call offer for a total cost of $113 million, which included a redemption premium paid to note holders to redeem the Notes; and

•	net proceeds of $71 million from the issuance of US$71 million 4.28% Senior Secured Notes due in 2027 to finance locomotives acquired during the first quarter of 2012.

Canadian Pacific • 2012 MD&A • Q3

The decrease in cash used was partially offset by the repayment of a short-term borrowing in 2012.

The Company has available, as sources of credit, unused facilities of up to $621 million.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on our Consolidated Balance Sheets. At September 30, 2012, our debt to total capitalization increased to 47.1%, compared with 45.5% at September 30, 2011. This increase was largely due to a net increase in long-term debt and an increase in accumulated losses recorded from the Canadian defined benefit pension plan, at September 30, 2012 compared to September 30, 2011, and was partially offset by earnings during the last 12 months.

Interest Coverage Ratio

Interest coverage ratio is measured, on a rolling twelve month basis, as EBIT divided by Net interest expense, discussed further in Section 14, Non-GAAP Measures. At September 30, 2012, our interest coverage ratio was 4.3, compared with 3.7 at September 30, 2011. This improvement was primarily due to higher earnings, partially offset by higher interest expense, based on the twelve month period ending September 30, 2012.

Calculation of Free Cash

(Reconciliation of free cash to GAAP cash position)	For the three months ended September 30		For the nine months ended September 30
(in millions)	2012	2011	2012	2011
Cash provided by operating activities	$332	$325	$859	$673
Cash used in investing activities	(211)	(338)	(675)	(670)
Dividends paid	(60)	(50)	(162)	(142)
Foreign exchange effect on cash and cash equivalents	(1)	16	(1)	6

Free cash(1)	60	(47)	21	(133)
Cash provided by (used in) financing activities, excluding dividend payment	65	(124)	139	(131)

Increase (decrease) in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	125	(171)	160	(264)
Cash and cash equivalents at beginning of period	82	268	47	361

Cash and cash equivalents at end of period	$207	$97	$207	$97

(1)

Free cash has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in Section 14, Non-GAAP Measures.

There was positive free cash of $60 million in the third quarter of 2012 and $21 million for the first nine months of 2012, compared with negative free cash of $47 million and $133 million for the same periods of 2011.

The improvement in free cash in the third quarter compared to the same period in 2011 was primarily due to improved earnings, proceeds from the sale of long term floating rate notes discussed further in Section 21, Critical Accounting Estimates, and lower additions to properties.

The improvement in free cash in the first nine months compared to the same period in 2011 was primarily due to improved earnings and higher proceeds from the sale of long-term floating rate notes, offset in part by higher additions to properties.

Free cash is affected by the seasonal fluctuations discussed further in Section 11, Quarterly Financial Data and by other factors including the size of our capital programs. Capital additions were $287 million in the third quarter of 2012, $65 million lower than in the same period of 2011. Capital additions were $812 million for the first nine months of 2012, $108 million higher than in the same period of 2011. Our 2012 capital programs are discussed further above in Investing Activities.

14. NON-GAAP MEASURES

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude other specified items that are not among our normal ongoing revenues and operating

Canadian Pacific • 2012 MD&A • Q3

expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. There are no other specified items in the three and nine months ended September 30, 2012 and 2011.

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from FX fluctuations. Free cash is discussed further and is reconciled to the change in cash and cash equivalents as presented in the financial statements in Section 13, Liquidity and Capital Resources.

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. The ratio, measured as EBIT divided by Net interest expense is reported quarterly and is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 13, Liquidity and Capital Resources.

ROCE is an all-encompassing measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT (on a rolling 12 month basis), divided by the average for the year of total assets, less current liabilities excluding current portion of long-term debt. ROCE is discussed further in Section 6, Operating Results.

Interest coverage ratio and ROCE include EBIT, a non-GAAP measure, which can be calculated as Operating income less Other income and charges.

15. BALANCE SHEET

Total Assets

Total assets were $14,491 million at September 30, 2012, compared with $14,110 million at December 31, 2011. This increase was primarily due to an increase in:

•	Net properties due to our 2012 capital plan additions in excess of depreciation;

•	Cash and cash equivalents, discussed further in Section 13, Liquidity and Capital Resources; and

•	Deferred income taxes reflecting our current estimate of loss carry forward amounts expected to be utilized in 2012.

This increase was partially offset by the sale of our long-term floating rate notes which reduced our Investments, discussed further in Section 21, Critical Accounting Estimates.

Total Liabilities

Total liabilities were $9,260 million at September 30, 2012, compared with $9,461 million at December 31, 2011.

This decrease was primarily caused by lower:

•	Pension and other benefit liabilities, as a result of cash contributions and the expected return on plan assets being greater than current period service costs and interest cost on plan obligations;

•	Accounts payable and accrued liabilities, primarily as a result of lower capital program activity during the quarter compared to the fourth quarter of 2011;

•	Long term debt, due to debt repayment and a weakening U.S. dollar, which was partially offset by the issuance of US$71 million 4.28% Senior Secured Notes during the first quarter of 2012;

•	Other long term liabilities, in part as a result of the vesting and payment of performance share units; and

•	Short-term borrowing amounts, as a result of repayment.

This decrease was partially offset by higher Deferred income taxes liabilities as a result of reclassifying a greater portion to deferred income taxes assets due to the increased expected use of loss carry forwards and an increase in expected future income tax rates related to the province of Ontario’s change in corporate tax rates.

Shareholders’ Equity

At September 30, 2012, our Consolidated Balance Sheet reflected $5,231 million in equity, compared with $4,649 million at December 31, 2011. This increase was primarily due to:

•	Net income in excess of dividends;

•	the issuance of shares as options were exercised; and

Canadian Pacific • 2012 MD&A • Q3

•	a reduction in Accumulated other comprehensive losses as a result of the amortization of pension plan losses.

Share Capital

At October 24, 2012, 172,968,282 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At October 24, 2012, 5.8 million options were outstanding under our MSOIP and Directors’ Stock Option Plan and a stand-alone option agreement entered into with Mr. Harrison and 3.3 million common shares have been reserved for issuance of future options.

Dividends

On September 6, 2012, our Board of Directors declared a quarterly dividend of $0.3500 per share (2011—$0.3000 per share) on the outstanding common shares. The dividend is payable on October 29, 2012 to holders of record at the close of business on September  28, 2012.

16. FINANCIAL INSTRUMENTS

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,587 million and a carrying value of $4,656 million at September 30, 2012. At December 31, 2011, long-term debt had a fair value of approximately $5,314 million and a carrying value of $4,745 million.

Derivative Financial Instruments

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from our MD&A for the year ended December 31, 2011, and are described below:

Foreign Exchange Management

Net Investment Hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment.

Foreign Exchange Forward Contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities. At September 30, 2012, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. At September 30, 2011, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three and nine months ended September 30, 2012, an unrealized foreign exchange loss of $8 million and $7 million, respectively was recorded in Other income and charges in relation to these derivatives compared to

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unrealized gains in the three and nine months ended of September 30, 2011 of $19 million and $14 million. These losses in 2012 recorded in Other income and charges were largely offset by the unrealized gains on the underlying debt which the derivatives were designated to hedge. Similarly, the gains in 2011 were largely offset by the unrealized losses on the underlying debt.

At September 30, 2012, the unrealized gain derived from these FX forwards was $5 million which was included in Other assets with the offset reflected as an unrealized gain of $6 million in Accumulated other comprehensive loss and as an unrealized loss of $1 million in Retained earnings. At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in Other assets with the offset reflected as an unrealized loss of $1 million in Accumulated other comprehensive loss and as an unrealized gain of $7 million in Retained earnings.

During the three months ended September 30, 2011, in anticipation of a cash tender to offer to redeem the Company’s US$101 million 5.75% May 2013 Notes, the Company unwound a similar amount of FX forward contracts to fix the exchange rate on these Notes for total proceeds of $2 million, discussed further in Section 13, Liquidity and Capital Resources.

Interest Rate Management

At September 30, 2012 and December 31, 2011, the Company had no outstanding interest rate swaps.

Fuel Price Management

Energy Futures

At September 30, 2012, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 20 million U.S. gallons during the period October 2012 to September 2013 at an average price of $3.01 per U.S. gallon. This represents approximately 7% of estimated fuel purchases for this period. At September 30, 2012, the unrealized gain on these futures contracts was $1 million reflected in Other current assets, compared to an unrealized loss of $3 million at December 31, 2011, reflected in Accounts payable and accrued liabilities with the offset, net of tax, reflected in Accumulated other comprehensive loss on the Consolidated Balance Sheets.

During the three and nine months ended September 30, 2012, the impact of settled commodity swaps decreased Fuel expense by $1 million and $1 million, respectively, as a result of realized gains on diesel swaps. During the three and nine months ended September 30, 2011, these swaps decreased Fuel expense by $1 million and $8 million, respectively, as a result of realized gains.

For every one cent increase in the price of a U.S. gallon of diesel, fuel expense before tax and hedging will increase by approximately $3 million on an annual basis, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.

Stock-Based Compensation Expense Management

Total Return Swaps (“TRS”)

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense when the Company’s share price rises.

The TRS was a derivative that provided a gain to offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price declined. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by the compensation expense reductions, which would reduce the effectiveness of the swap. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurred.

During the nine months ended September 30, 2012, the Company exited the TRS program and unwound 0.6 million of its remaining share units for proceeds of $3 million. During the same period of 2011, the program was reduced by 0.5 million share units at minimal cost. At September 30, 2012, the Company had no share units remaining in the TRS, compared to 0.6 million units at December 31, 2011.

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17. OFF-BALANCE SHEET ARRANGEMENTS

The information on off-balance sheet arrangements disclosed in our MD&A for the year ended December 31, 2011 remains substantially unchanged, except as updated as follows:

Guarantees

At September 30, 2012, the Company had various guarantees including residual value guarantees on operating lease commitments of $150 million, compared to $153 million in the same period of 2011. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2012, these accruals amounted to $5 million, compared to $10 million in the same period of 2011.

18. CONTRACTUAL COMMITMENTS

The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

At September 30, 2012

Payments due by period			2013 &	2015 &	2017 &
(in millions)	Total	2012	2014	2016	beyond
Contractual commitments
Long-term debt	$4,417	$8	$95	$152	$4,162
Capital lease	272	2	138	8	124
Operating lease(1)	744	40	244	161	299
Supplier purchase	1,696	164	287	272	973
Other long-term liabilities(2)	688	32	156	129	371

Total contractual commitments	$7,817	$246	$920	$722	$5,929

(1)

Residual value guarantees on certain leased equipment with a maximum exposure of $150 million, discussed further in Section 17, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above; as management believes that we will not be required to make payments under these residual guarantees.

(2)

Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2012 to 2021. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 21, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2017 & beyond” category in this table. Deferred income taxes are discussed further in Section 21, Critical Accounting Estimates.

19. FUTURE TRENDS AND COMMITMENTS

The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2011 remains substantially unchanged, except as updated as follows:

Change in Board of Directors

On May 17, 2012, Messrs. John Cleghorn, Tim Faithfull, Fred Green, Edmond Harris, Michael Phelps and Roger Phillips advised the Company that they did not intend to stand for re-election.

At the Company’s annual shareholders meeting held on May 17, 2012, seven new directors were elected to the Board namely Messrs. William Ackman, Gary Colter, Paul Haggis, Paul Hilal, Ms. Rebecca MacDonald, Messrs. Anthony Melman and Stephen Tobias. The other members of the Board elected at the May 17, 2012 meeting were Mr. Richard George, Ms. Krystyna Hoeg, Messrs. Tony Ingram, Richard Kelly, the Hon. John Manley, Ms. Linda Morgan, Ms. Madeleine Paquin, Messrs. David Raisbeck and Hartley Richardson. Following the meeting, the new Board selected Ms. Paquin to serve as acting Chair of the Company. On June 4, 2012, Mr. Haggis was appointed Chairman of the Company’s Board.

On June 11, 2012, Mr. Raisbeck resigned from the Board of Directors; on June 26, 2012, Mr. George resigned from the Board; and on July 5, 2012, Mr. Ingram resigned from the Board of Directors. In addition, effective July 6, 2012, Mr. E. Hunter Harrison was appointed by the Board to the Board of Directors of Canadian Pacific Railway Limited.

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As a result of the aforementioned changes to the composition of the Board, certain accelerated vesting provisions for certain grants under the Company’s management stock option incentive plan, performance share unit plan and deferred share unit plan, were triggered effective June 26, 2012. The effect of this was a credit to Compensation and benefits of $8 million in the second quarter of 2012. As a result, at June 30, 2012, the company had a related liability under the accelerated vesting provisions of these plans of $31 million that was settled in full in the third quarter of 2012.

Management transition

On May 17, 2012, Mr. Fred Green resigned as a director from the Board of Directors and left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer and served in that role until June 28, 2012. On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer. As a result of the appointment of Mr. Harrison, the Company recorded a charge of $38 million with respect to compensation and other transition costs, including $2 million of associated costs, in the second quarter of 2012. This charge was recorded in Compensation and benefits and Purchased services and other, $16 million and $22 million respectively.

Included in this charge were amounts totalling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million to Pershing Square Capital Management, L.P. (“Pershing Square”) and related entities. Pershing Square and related entities own or control approximately 14% of the Company’s outstanding shares and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount payable to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to or incurred on behalf of Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. Reimbursement on behalf of Mr. Harrison was a precondition of Mr. Harrison accepting the Company’s offer of employment. As a result of the payment, the Company would be entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, which will allow the Company to recover to the extent of Mr. Harrison’s success in those proceedings. The Company may also receive repayment in other circumstances in the event of certain breaches of Mr. Harrison’s employment obligations to it. In addition, the Company recorded a charge of $4 million in the second quarter of 2012 with respect to a retirement allowance for Mr. Green.

Changes in Executive Officers

On May 17, 2012, Mr. Fred Green resigned as a director from the Board and left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim CEO. On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer.

On October 1, 2012, Mr. Mike Franczak resigned as Executive Vice President and Chief Operations Officer. The position of Chief Operations Officer will not be replaced at this time.

Effective November 1, 2012, Ms. Kathryn McQuade will be retiring from her role as Executive Vice President and Chief Financial Officer. Also effective November 1, 2012, Mr. Brian Grassby will be appointed Senior Vice President and Chief Financial Officer. Ms. McQuade will remain as a Senior Advisor to Mr. Grassby until the end of her contract in May 2013 to ensure a successful transition.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange was $81.59 at the end of third quarter of 2012, an increase of $6.87 from $74.72 at the beginning of the quarter. The market value was $50.52 at the end of third quarter of 2011, a decrease of $9.65 from $60.17 at the beginning of the quarter. This change in share price contributes to increases/decreases in the value of our outstanding stock-based compensation.

Environmental

Cash payments related to our environmental remediation program, described in Section 21, Critical Accounting Estimates, totaled $2 million in the third quarter of 2012, compared with $3 million in the same period of 2011. Cash payments related to our environmental remediation program for the first nine months of 2012 were $5 million, compared with $7 million in the same period of 2011. Cash payments for environmental initiatives are estimated to be approximately $10 million for the remainder of 2012, $13 million in 2013, $11 million in 2014 and a total of approximately $58 million over the remaining years through 2022, which will be paid in decreasing amounts. All payments will be funded from general operations.

We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over

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approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.

Certain Other Financial Commitments

At September 30, 2012

Amount of commitment per period			2013 &	2015 &	2017 &
(in millions)	Total	2012	2014	2016	beyond
Commitments
Letters of credit	$379	$237	$142	$—	$—
Capital commitments	343	164	174	2	3

Total commitments	$722	$401	$316	$2	$3

In addition to the financial commitments mentioned previously in Section 17, Off-Balance Sheet Arrangements and Section 18, Contractual Commitments, we are party to certain other financial commitments set forth in the table above and discussed below.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and supplemental pension. We are liable for these contractual amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.

Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered into contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2012 through 2031. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

Pension Plan Deficit

A description of our future expectations related to the Company’s pension plans is included in Section 21, Critical Accounting Estimates.

Restructuring

Cash payments related to severance under all restructuring initiatives totaled $3 million during the third quarter of 2012 and $13 million for the first nine months of 2012, compared with $7 million and $20 million for the same periods of 2011. Cash payments for restructuring initiatives are estimated to be approximately $8 million for the remainder of 2012, $15 million in 2013, $9 million in 2014, and a total of approximately $17 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

20. BUSINESS RISKS

In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through risk management strategies including the insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.

As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks to which we are exposed, nor will our mitigation strategies eliminate all risks listed.

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Competition

We face significant competition for freight transportation in Canada and the U.S., including competition from other railways and trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competitiveness and have a materially adverse impact on our business or operating results. Certain aspects of competition in Canada are also subject to regulation and are discussed further in Regulatory Authorities below.

To mitigate competition risk, our strategies include:

•

creating long-term value for customers and shareholders by profitably growing through collaborative supply chain solutions and aligned investments with our customers, delivering competitive and reliable service, developing markets that are consistent with our network’s strengths and enhancing our network capability, and selective use of long-term contracts;

•	renewing and maintaining infrastructure to enable safe and fluid operations;

•	improving handling through our operating plan to reduce costs and enhance quality and reliability of service; and

•	exercising a disciplined yield approach to competitive contract renewals and bids.

Liquidity

On October 31, 2011, CP completed arrangements with 12 highly rated financial institutions for a committed $1.0 billion four year revolving credit agreement with an accordion feature of up to $1.3 billion. This agreement incorporates a revolving facility limit of $600 million and a separate letter of credit facility limit of $400 million at pre-agreed pricing and has the ability to annually extend the term for an additional year with the consent of the lenders. At September 30, 2012, CP had available $461 million under the revolving facility limit and $160 million available under the letter of credit facility limit, of which the Company had utilized $379 million for letters of credit. The agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At September 30, 2012, the Company satisfied this threshold stipulated in the financial covenant. In addition, should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, our credit agreement will also require us to maintain a minimum fixed charge coverage ratio.

It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

The Company’s cash balances are invested in a range of short-dated money market instruments meeting or exceeding the parameters of our investment policy.

Regulatory Authorities

Regulatory Change

Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operations and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the FRA and the STB in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environmental and other matters.

The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching in Canada. The Agency regulates the grain revenue cap, commuter and passenger access, FOA, and charges for ancillary services and railway noise. No assurance can be given to the content, timing or effect on CP of any anticipated additional legislation or future legislative action. For the grain crop year beginning August 1, 2012 the Agency announced a 9.5% increase in the Volume-Related Composite Price Index (“VRCPI”), a cost inflator used in calculating the grain maximum revenue entitlement for CP and Canadian National Railway. Grain revenues are impacted by several factors including volumes and VRCPI. Transport Canada regulates safety-related aspects of our railway operations in Canada through the Railway Safety Act (“RSA”). On October 7, 2011, the Government introduced amendments to the RSA. The Bill received Royal Assent on May 17, 2012. The amendments to the RSA do not have a material impact on CP’s operating practices.

On August 12, 2008, the Minister of Transport, Infrastructure and Communities announced the Terms of Reference for the Rail Freight Service Review (“RFSR”). The review focused on understanding the nature and extent of problems and best practices within the logistics chain, with a focus on railway performance in Canada. On March 18, 2011 the RFSR Panel released its final report and the Government of Canada announced its response to the RFSR. On the same day, the federal government announced a series of supply chain initiatives to take place over the next several months further to the release of the RFSR final report, including the intention to table a bill to give shippers the right to a service agreement. Prior to tabling legislation on rail service, the Minister appointed Mr. Jim Dinning to

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lead a six-month facilitation between railways and shippers to develop a service agreement template and a commercial dispute resolution. Mr. Dinning’s report was issued by Transport Canada on June 22, 2012. The report provides guidance on how rail service can be negotiated between a shipper and a railway, through a service agreement template, and a process for commercial dispute resolution. It is too soon to determine if these initiatives will have a material impact on the Company’s financial condition and results of operations.

The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act requires, among other things, the introduction of Positive Train Control by the end of 2015, discussed further in this section under Positive Train Control; limits freight rail crews’ duty time; and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.

The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body.

In July 2011, the STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Few cases have been filed, and no case has been filed against the Company, under the new rules. It is too soon to assess the possible impact on CP of such new rules.

The STB held a hearing to review existing exemptions from railroad-transportation regulations for certain commodities, boxcar and intermodal freight in February 2011 and a hearing on rail competition in June 2011. The industry and CP participated. In July 2012, the STB announced proposed rules to address its rate case processes. It also requested interested parties to respond to the National Industrial Transportation League’s petition asking the STB to promulgate new rules for competitive switching. Both of these matters will carry over into 2013.

The Chairman and Ranking Republican on the Senate Commerce Committee reintroduced the Surface Transportation Board Reauthorization Act in January 2011 which was the subject of discussions with shippers and the rail industry during the last Congress (2009-2010). The Senate included, and the industry did not oppose, more modest provisions as the “National Rail System Preservation, Expansion, and Development Act of 2012” title in the omnibus “Moving Ahead for Progress in the 21st Century Act (“MAP-21”)” surface transportation authorization bill. The Senate and House versions of the legislation also provided the prospect of extending the December 31, 2015 implementation deadline for Positive Train Control. However, in an effort to enact legislation focused on critical highway and transit programs, freight and passenger rail and other items were dropped from the compromise bill. The Senate Judiciary Subcommittee was unable to get a vote on the Railroad Antitrust Enforcement Act. It is unlikely that Congress will act on a rail bill this year. Rail safety and passenger rail statutes need to be reauthorized in 2013, and this could impact economic regulation, positive train control, high speed rail and other issues. The Senate version of the languishing farm bill does include a provision requiring the Departments of Transportation and Agriculture to update a study of rural transportation networks and their impact on the agricultural sector. It would also require the Secretary of Agriculture to “participate on behalf of the interests of agriculture” in STB proceedings “that may establish freight rail transportation policy affecting agriculture and rural America.”

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).

Security

We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. CP plays a critical role in the North American transportation system. Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security in the U.S. include speed restrictions, chain of custody and security measures which can impact service and increase costs for the transportation of hazardous materials, especially toxic inhalation materials. Legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements similar to those in the US. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.

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As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

•

to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•

to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of the Vehicle and Cargo Inspection System at five of our border crossings;

•

to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

•	to reduce toxic inhalation risk in high threat urban areas, we work with the Transportation Security Administration; and

•

to comply with U.S. regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and are performing annual route assessments to select and use the route posing the least overall safety and security risk.

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$325 million. As at September 30, 2012, total expenditures related to PTC were approximately $75 million, including approximately $12 million and $33 million for the third quarter and first nine months of 2012 respectively, discussed further in Section 13, Liquidity and Capital Resources.

Labour Relations

Certain of our union agreements are currently under renegotiation. None of our union groups are in a legal work stoppage position at this time.

At September 30, 2012, approximately 78% of our workforce was unionized and approximately 74% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with five of seven bargaining units that represent our employees in Canada and 31 of 32 bargaining units that represent employees in our U.S. operations.

Canada

We are party to collective agreements with seven bargaining units in our Canadian operations. Currently, collective agreements are in effect with five of the seven bargaining units. Agreements with the Teamsters Canada Rail Conference (“TCRC”), representing running trades employees (“TCRC-RTE”) and the TCRC-RCTC, representing rail traffic controllers expired December 31, 2011. The terms of the collective agreement are in effect until a new agreement is reached. Of the five agreements that are in place, four expire at the end of 2012 (Canadian Pacific Police Association – representing CP police employees, United Steelworkers – representing clerical workers, TCRC-Maintenance of Way Employees Division – representing track maintenance employees and the International Brotherhood of Electrical Workers – representing signals employees). One agreement, with the Canadian Auto Workers (“CAW”), representing car and locomotive repair employees expires December 31, 2014.

On February 17, 2012, we requested the Federal Minister of Labour appoint a conciliator to assist in progressing discussions on a new labour agreement with the TCRC-RTE and TCRC-RCTC unions. After several bargaining sessions, the parties were unable to come to a settlement. The TCRC-RTE and TCRC-RCTC commenced a strike on Canadian Pacific on May 23, 2012, which lasted for nine days. Bill C-39, the Restoring Rail Service Act, was passed on May 31, 2012 and employees returned to work on June 1, 2012. Bill C-39 directs both parties to resolve the issues through an interest arbitration process. On July 19, 2012, Mr. William Kaplan was appointed as the arbitrator. The parties have met twice in mediation sessions to narrow the outstanding issues. Arbitration hearings are currently scheduled for December 8 and 9, 2012. The Minister of Labour has issued an extension to the arbitration process and an arbitration award must now be issued by January 25, 2013.

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On September 28, 2012, we announced that we had reached a tentative agreement with the United Steelworkers. The details of that agreement remain confidential pending the ratification vote.

U.S.

We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our D&H subsidiary, and four bargaining units of our DM&E subsidiary, and are at the point of releasing the first contract for a ratification vote with a fifth bargaining unit certified to represent DM&E track maintainers.

Soo Line has settled all contracts with the fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, electricians, signal maintainers, train dispatchers, sheet metal workers, and mechanical labourers. The mechanical supervisors were not part of the national negotiations and were last to ratify and execute a new agreement on August 17, 2012.

D&H has settled contracts for the last round of negotiations with all thirteen bargaining units, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, track maintainers, clerks, police, engineering supervisors and mechanical supervisors.

DM&E currently has an agreement in place with four bargaining units which cover all DM&E engineers and conductors, signal and communication workers and mechanics. Negotiations on the first contract to cover track maintainers have concluded, and the proposed full text agreement will be released for a ratification vote in the fourth quarter of 2012.

Environmental Laws and Regulations

Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.

We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate Environmental Plan states our current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits are located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Safety, Operations and Environment Committee established by the Board of Directors.

We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:

•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along our lines.

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor do we operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and

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operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, we continue to adopt new technologies to minimize our fuel consumption and GHG emissions.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (i.e. increased flooding, winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

Financial Risks

Pension Funding Volatility

A description of our pension funding volatility related to the Company’s pension plans is included in Section 21, Critical Accounting Estimates.

Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.

Our mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments (specific instruments currently used are discussed further in Section 16, Financial Instruments). The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.

To address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP has a systematic hedge program with monthly rolling hedges of 10 – 12% of our fuel requirements. Using this approach CP will, at any point in time, have 5 – 7% of the next 12 months’ fuel consumption and 8 –10% of the next quarter’s fuel consumption hedged. Fuel price management is discussed further in Section 16, Financial Instruments.

Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, U.S. and international monetary policies and U.S. debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. Foreign exchange management is discussed further in Section 16, Financial Instruments.

Interest Rate Risk

In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 16, Financial Instruments.

General and Other Risks

Transportation of Hazardous Materials

Railways, including CP, are legally required to transport hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard commodities such as chlorine and anhydrous ammonia could result in catastrophic losses

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from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supply Chain Disruptions

The North American transportation system is integrated. CP’s operations and service may be negatively impacted by service disruptions of other transportation links such as ports, handling facilities, customer facilities, and other railroads. A prolonged service disruption at one of these entities could have a material adverse effect on CP’s operations, financial conditions and liquidity.

Reliance on Technology and Technological Improvements

Information technology is critical to all aspects of our business. While we have business continuity and disaster recovery plans in place, a significant disruption or failure of one or more of our information technology or communications systems could result in service interruptions or other failures and deficiencies which could have a material adverse effect on our results of operations, financial condition and liquidity. If we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition and liquidity.

Qualified Personnel

Changes in employee demographics, training requirements, and the availability of qualified personnel, particularly locomotive engineers and train-persons, could negatively impact the Company’s ability to meet demand for rail service. We have workforce planning tools and programs in place and are undertaking technological improvements to assist with manual tasks. Unpredictable increases in the demand for rail services may increase the risk of having insufficient numbers of trained personnel, which could have a material adverse effect on our results of operations, financial condition and liquidity. In addition, changes in operations and other technology improvements may significantly impact the number of employees.

Severe Weather

We are exposed to severe weather conditions including floods, avalanches, mudslides, extreme temperatures and significant precipitation that may cause business interruptions that can adversely affect our entire rail network and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supplier Concentration

Due to the complexity and specialized nature of rail equipment and infrastructure, there can be a limited number of suppliers of this equipment and material available. Should these specialized suppliers cease production or experience capacity or supply shortages, this concentration of suppliers could result in CP experiencing cost increases or difficulty in obtaining rail equipment and materials. While CP manages this risk by sourcing key products and services from multiple suppliers whenever possible, widespread business failures of suppliers could have a material adverse effect on CP’s operations and financial position.

General Risks

There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include:

•	with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations;

•	with respect to coal volumes, global steel production;

•	with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant; and

•	with respect to sulphur volumes, gas production levels in southern Alberta, industrial production and fertilizer production, both in North America and abroad.

The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.

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Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s operations, financial condition and liquidity.

We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.

21. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities, long-term floating rate notes and goodwill and intangible assets.

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit Committee, which is comprised entirely of independent directors. There have been no significant changes in the Critical Accounting Estimates discussed in the 2011 annual MD&A, except as discussed below:

Pensions and Other Benefits

We have defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and some post-employment workers’ compensation and long-term disability benefits in Canada. Workers’ compensation and long-term disability benefits are discussed in the Legal and Personal Injury Liabilities section below. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties.

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates our best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities, with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period, plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate we use to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement. Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment.

The obligations with respect to post-retirement benefits, including health care and life insurance, are actuarially determined and are accrued using the projected-benefit method prorated over the credited service periods of employees. The obligations with respect to post-employment benefits, including some workers’ compensation and long-term disability benefits in Canada are the actuarial present value of benefits payable to employees on disability.

We included pension benefit liabilities of $682 million in Pension and other benefit liabilities on our September 30, 2012 Consolidated Balance Sheet. We also included post-retirement benefits accruals of $387 million in Pension and other benefit liabilities and post-retirement benefits accruals of $21 million in Accounts payable and accrued liabilities on our September 30, 2012 Consolidated Balance Sheet. Accruals for self-insured workers compensation and long-term disability benefit plans are discussed below, in Legal and Personal Injury Liabilities.

Net periodic benefit costs for pensions and post-retirement benefits were included in Compensation and benefits on our September 30, 2012 Consolidated Statement of Income. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $19 million in the third quarter of 2012 and $56 million in the first nine months of 2012, compared with $19 million and $58 million in the same periods of 2011.

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Net periodic benefit costs for pensions were $11 million in the third quarter of 2012 and $33 million for the first nine months of 2012, compared with $12 million and $38 million in the same periods of 2011. The portion of this related to defined benefit pensions was $10 million in the third quarter of 2012 and $30 million in the first nine months of 2012, compared with $11 million and $34 million in the same periods of 2011, and the portion related to defined contribution pensions (equal to contributions) was $1 million for the third quarter of 2012 and $3 million in the first nine months of 2012, compared with $1 million and $4 million for the same periods of 2011. Net periodic benefit costs for post-retirement benefits were $8 million in the third quarter of 2012 and $23 million in the first nine months of 2012, compared with $7 million and $20 million in the same periods of 2011.

Fluctuations in net periodic benefit costs for pensions result from favourable or unfavourable investment returns and changes in long-term interest rates. The impact of favourable or unfavourable investment returns is moderated by the use of a market-related asset value for the main Canadian defined benefit pension plan’s public equity securities that is developed from a five-year average of such securities’ market values. The impact of changes in long-term interest rates on pension obligations is partially offset by their impact on the pension funds’ investments in fixed income assets.

The investment policy for the main Canadian defined benefit pension plan has included a 60% matching of the sensitivities of the plan’s fixed income assets and liabilities to movements in long-term Government of Canada bond yields. We continuously review our pension investment strategies and asset allocation policy for the main Canadian defined benefit pension plan, and are reevaluating whether this matching policy is optimal in light of such yields being at historically low levels. In the third quarter of 2012 we divested from the plan’s assets the bond forward contracts which had been used to achieve a portion of the 60% matching. As a result, the matching was reduced to approximately 44% at September 30, 2012 and we will continue to assess the appropriate allocation for matching.

If the rate of investment return on the plans’ public equity securities in 2011 had been 10 percentage points higher (or lower) than the actual 2011 rate of investment return on such securities, 2012 net periodic benefit costs for pensions would be lower (or higher) by $14 million. If the yield spread between the high quality long-term Canadian corporate bonds used to calculate the discount rate and long-term Government of Canada bonds as at December 31, 2011 had been higher (or lower) by 0.1%, 2012 net periodic benefit costs for pensions would be lower (or higher) by $14 million. A change in long-term Government of Canada bond yields as at December 31, 2011, without a change in the spread between Canadian corporate and Government of Canada bond yields, would not have materially affected 2012 net periodic benefit costs for pensions.

Defined benefit pension expense for 2012 is expected to be $41 million. For 2013, defined benefit pension expense is estimated to be approximately $125 million and in the range of $125 million to $135 million through 2016, assuming normal equity market returns and modest increases in bond yields over the period. In addition, there are a number of other economic and demographic assumptions on which these estimates are based. Adverse experience with respect to equity returns, bond yields or other factors may put upward pressure on pension expense for 2013 and later years. We continue to monitor these factors.

Fluctuations in the post-retirement benefit obligation can result from changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $50 million.

Pension Plan Deficit

We made contributions of $24 million to the defined benefit pension plans in the third quarter of 2012 and $74 million in the first nine months of 2012, compared with $27 million and $74 million in the same periods of 2011.

Our 2011, 2010 and 2009 annual contributions included voluntary prepayments of $600 million, $650 million and $500 million, respectively, to our main Canadian defined benefit pension plan. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension fund requirements.

We estimate our aggregate pension contributions to be in the range of $100 million to $125 million in each of the years through 2016. These estimates reflect our intentions with respect to the rate at which we will apply the 2011, 2010 and 2009 voluntary prepayments against contribution requirements in the next few years. Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment.

We estimate that every 1.0 percentage point increase (or decrease) in the discount rate attributable to changes in long Government of Canada bond yields can cause our defined benefit pension plans’ deficit to decrease (or

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increase) by approximately $800 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $90 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

The plans’ investment policies provide for 46% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

Financial Risks

Pension Funding Volatility

Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. Over the last several years, CP has made several changes to the plan’s investment policy to reduce this volatility, including the reduction of the plan’s public equity markets exposure. In addition, CP has made voluntary prepayments to our main Canadian defined benefit pension plan of $600 million in December 2011, $650 million in September 2010, and $500 million in December 2009 which will reduce pension funding volatility, since we have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension funding requirements.

Property, Plant and Equipment

At September 30, 2012, accumulated depreciation was $6,197 million. Depreciation expense amounted to $137 million in the third quarter of 2012 and $399 million for the first nine months of 2012, compared with $123 million and $367 million in the same periods of 2011.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5% annual depreciation expense would decrease (or increase) by approximately $3 million.

We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.

Deferred Income Taxes

We account for deferred income taxes based on the liability method. This method focuses on a Company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the deferred income tax assets and liabilities at the balance sheet date.

In determining deferred income taxes, we make estimates and assumptions regarding deferred tax matters, including estimating the timing of the realization and settlement of deferred income tax assets (including the benefit of tax losses) and liabilities. Deferred income taxes are calculated using enacted federal, provincial, and state future income tax rates, which may differ in future periods.

A deferred income tax expense of $68 million was included in total income tax expense for the third quarter of 2012 and $162 million for the first nine months of 2012, compared with a deferred income tax expense of $59 million and $119 million for the same periods of 2011. The change in the third quarter was primarily due to higher net income compared to the third quarter of 2011 and the impact of non-taxable gains and losses on unrealized FX on LTD. The change in the year to date deferred income tax expense is primarily due to the impact of a statutory rate change and the tax on management transition costs occurring in 2012. At September 30, 2012, deferred income tax liabilities of $2,077 million were recorded as a long-term liability and comprised largely of temporary differences related to

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accounting for properties. Deferred income tax benefits of $175 million realizable within one year were recorded as a current asset.

Legal and Personal Injury Liabilities

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other expense, amounted to $17 million the third quarter of 2012 and $44 million for the first nine months of 2012, compared with $16 million and $53 million for the same periods of 2011.

Accruals for incidents, claims and litigation, including accruals for self-insured workers compensation and long-term disability benefit plans, totaled $162 million, net of insurance recoveries, at September 30, 2012. The total accrual included $105 million in Pension and other benefit liabilities, $13 million in Other long-term liabilities and $47 million in Accounts payable and accrued liabilities, offset by $1 million in Other assets and $2 million in Accounts receivable, net.

Long-term Floating Rate Notes

During the third quarter of 2012, the Company sold its remaining investment in long-term floating rate notes (Master Asset Vehicle (“MAV”) 2 Class A-1 Notes) which had a carrying value of $48 million for proceeds and interest of $48 million. These notes had an original cost of $59 million.

During the first quarter of 2012, the Company sold all of its MAV 2 Class A-2 Notes which had a carrying value of $33 million, with an original cost of $46 million, for proceeds and interest of $33 million.

At September 30, 2012, the Company had no remaining investment in long-term floating rate notes, compared to December 31, 2011 where the Company had a carrying value of $79 million, being the estimated fair value of the notes, reported in Investments.

Accretion, redemption of notes and other minor changes in market assumptions resulted in a negligible net gain in the three months ended September 30, 2012 and a net gain of $2 million in the nine months ended September 30, 2012, respectively, compared to the three and nine months ended September 30, 2011, where gains of $4 million and $14 million, respectively were recorded. The above gains were reported in Other income and charges.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes during 2012 were similar with that used at December 31, 2011, and incorporated probability weighted discounted cash flows considered the best available public information regarding market conditions and other factors that a market participant would have considered for such investments.

Goodwill and Intangible Assets

Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. Goodwill was last assessed in the fourth quarter of 2011 and will be updated in the fourth quarter of 2012. In conjunction with this review, related assets associated with the development and construction of the Powder River Basin expansion project will also be reassessed.

22. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

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23. GLOSSARY OF TERMS

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average active employees – expense: The average number of actively employed workers during the period whose compensation costs are included in Compensation and Benefits Expense on the Consolidated Statement of Income. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours. This definition also excludes employees working on capital projects.

Average daily active cars on-line: The average number of freight cars that are in active status on CP’s network. This includes cars that are in need of light repairs. This excludes freight cars that require significant repairs, are in storage and cars spotted at customer facilities.

Average daily active road locomotives on-line: The average number of road locomotives that are in active status on CP’s network. This excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Average terminal dwell: The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

Average train length – excluding local traffic: The average length of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Average train speed: The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation.

Employee productivity: The total freight gross ton-miles divided by the average number of active expense employees.

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FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$9,400 in the U.S. or $9,800 in Canada in damage.

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

Locomotive productivity: The daily average GTMs divided by the active road horse power. Active road horse power excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

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Suite 500 Gulf Canada Square

401 — 9th Avenue SW

Calgary Alberta T2P 4Z4

www.cpr.ca TSX/NYSE: CP

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to September 30, 2012 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratio, based on the consolidated financial statements, is provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended September 30, 2012
Earnings Coverage on long-term debt(1) (2)	4.1x

Notes:

(1)

Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

(2)

The earnings coverage ratio has been calculated excluding carrying charges for the $54 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at September 30, 2012. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended September 30, 2012, earnings coverage on long-term debt would have been 4.0x.